CGB Green Liberty Notes, LLC

Regulation Crowdfunding Form C
Offering Memorandum

Green Liberty Notes

4.75% Annual Interest Rate *except for existing investors who reinvest through the reinvestment offer; those investors reinvesting receive 5.25% annual interest. Please see the "Reinvestment" section of the Subscription Agreement, and the Form C for full details.* [1]

Interest Paid at Maturity

Maturity Date: February 15, 2024

Minimum Investment: $100

Senior Unsecured Debt

Offering Period: January 9, 2023 to February 9, 2023

Target Offering Amount: $50,000

Maximum Offering Amount: $250,000



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[1] The "Reinvestment" section can be found below under the "Valuation of Securities Being Offered" heading (pg. 22)

Table of Contents

Updates

If applicable, any updates on the status of this Offering may be found at www.raisegreen.com.

About this Form C

The Offering is being made through Raise Green, Inc. ("Raise Green") in its capacity as a registered funding portal intermediary. Information about the Company is provided on the Offering Page maintained for this Offering by Raise Green, which is located at www.raisegreen.com and in Exhibit 2 of the Form C of which this Offering Memorandum forms a part.

You should rely only on the information contained in this Form C when making an investment. We have not authorized anyone to provide you with any additional or different information from that contained in this Form C. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate, in all material respects, only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreement(s) or other document(s) are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company, or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities. This Form C does not purport to contain all of the information that may be required to evaluate this Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C.

The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose. As of the date hereof, this Offering is available for sale into all 50 states, Washington D.C., and US territories. Restrictions on reselling are detailed in Appendix 1.

The Company may execute on one or more "Rolling Closes" prior to the Close Date listed in this offering memorandum, subject to review and approval by Raise Green, and subject to meeting certain thresholds as described in Appendix 1. Rolling Closes allow the Company to execute a series of interim closes prior to the original Close Date of the Offering, once meeting certain closing conditions and meeting certain notification requirements, for investment commitments made during the relevant

period.

The Company

Name of Company [1]

CGB Green Liberty Notes, LLC ("the Company," "the Issuer")

Address: 75 Charter Oak Avenue, Suite 1-103, Hartford, CT 06106, United States

Website: invest.ctgreenbank.com

Number of Employees: The Company currently has no full-time employees. The Member currently has no employees. The Parent has 47 employees.

State of Jurisdiction: Connecticut

Date of Inception: organized on October 15th, 2021

The Company is wholly owned and managed by the Member, a subsidiary of the Parent.

Attestations Regarding Eligibility [2,3]

The Company has certified that all of the following statements are TRUE, in all material respects, for the Company in connection with this Offering:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2. Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

3. Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4. Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5. Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

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6. Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

7. Is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company also attests that it will take appropriate steps to complete the following, either with internal resources or through a third-party capital table management and/or accounting partner:

1. Monitor the issuance of the securities the issuer offers and sells through the intermediary's platform,
2. Maintain a master security holder list reflecting the owners of those securities,
3. Maintain a transfer journal or other such log recording any transfer of ownership,
4. Effect the exchange or conversion of any applicable securities,
5. Maintain a control book demonstrating the historical registration of those securities, and
6. Countersign or legend any physical certificates of those securities, if the securities are certificated.
7. Provide all required tax documents to investors

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by a duly authorized undersigned.



_____

Bryan Garcia
Duly Authorized
CGB Green Liberty Notes, LLC
("The Company", Issuer)

Directors [4]

[Provide the following for each director: full name, dates of board service at the Company, principal occupation and prior three years of business experience]

The Company has no Directors. The Company is wholly owned and managed by CEFIA Holdings, LLC, the Member, which is a wholly owned and managed subsidiary of the Connecticut Green Bank, the Parent.

Officers [5]

[Provide the following for each officer: full name, current job title, dates held and prior three years of business experience, including any other positions with the Company. The term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. If any director listed above is also an officer, include again.]

The Company has no officers. The Company is wholly owned and managed by CEFIA Holdings, LLC, the Member, which is a wholly owned and managed subsidiary of the Connecticut Green Bank, the Parent. Below are the officers of the Parent:

Full Name	**Current Position and title**	**Dates of Service**	**Principal Occupation**	**Other Employer**
Bryan Garcia	President and CEO, Connecticut Green Bank	At Parent: June 2011 - Present	President and CEO	N/A
Other Position 1 at Issuer		**Period of time**		
"Duly Authorized"		15-October, 2021 - Present		
Other Business Experience in the Past Three Years				
Employer	**Title**	**Principal Business of the Employer**		**Dates**
N/A				
Bryan Garcia is the president and CEO of the Connecticut Green Bank, the nation's first state-level green bank. Before joining the Green Bank, Garcia was program director for the Yale Center for Business and the Environment. At Yale, Garcia led efforts to develop a leading global program responsible for preparing environmental leaders for business and society. He holds a B.S. degree in political economy of natural resources from U.C. Berkeley, M.P.A. in public and non-profit administration and an M.B.A. in finance from New York University, and an M.E.M. degree from Yale University.				

Full Name	**Current Position and title**	**Dates of Service**	**Principal Occupation**	**Other Employer**

Brian Farnen	General Counsel and Chief Legal Officer, Connecticut Green Bank	At Parent: December 2011 - Present	General Counsel and Chief Legal Officer	See below

Other Position 1 at Issuer		**Period of time**		
N/A		N/A		

Other Business Experience in the Past Three Years				

Employer	**Title**	**Principal Business of the Employer**		**Dates**
University of Connecticut	Adjunct Professor	University		January 2017 - Present

As General Counsel and Chief Legal Officer for the Connecticut Green Bank, the nation's first green bank, Brian directs all legal, legislative and regulatory affairs. Brian was an attorney with the AmLaw 100 law firm Edwards Angell Palmer & Dodge before accepting a position with Sikorsky Aircraft as a senior attorney. At Sikorsky, Brian provided legal counsel for the majority of Sikorsky's strategic international sales campaigns and oversaw all global environmental, health and safety legal matters. Brian obtained his Bachelor of Arts Degree from the University of Connecticut. He went on to earn both his Juris Doctorate and Masters of Business Administration from the University of Connecticut School of Law and School of Business, respectively. Brian is currently an adjunct professor at the undergraduate and graduate level teaching business law, financial regulation and ethics.

Full Name	**Current Position and title**	**Dates of Service**	**Principal Occupation**	**Other Employer**
Bert Hunter	Executive Vice President and Chief Investment Officer, Connecticut Green Bank	At Parent: May 2012 to Present	Executive Vice President and Chief Investment Officer	N/A

Other Position 1 at Issuer		**Period of time**		
N/A		N/A		

Other Business Experience in the Past Three Years				

5

Employer	Title	Principal Business of the Employer	Dates
N/A			
As Chief Investment Officer of the Connecticut Green Bank, Bert leads the finance team's development of new and innovative financing programs that attract more private capital to scale-up the state's clean energy investments, including energy efficiency, renewables and alternative fuel vehicles and associated infrastructure. Bert was Vice President of Finance and Chief Financial Officer of Spectrum Capital, Ltd, an investment bank focused on commercial aircraft finance and investment in U.S. electric power generation. Prior to Spectrum, Bert was the treasurer of the international leasing company of Chemical Bank, where he managed the funding for a billion-dollar portfolio of aircraft and equipment loans and leases outside the United States. Bert is an alumnus, a former Trustee and former member of the Board of Visitors of Wake Forest University (BS) and received his MBA from the Wharton School at the University of Pennsylvania.			

Full Name	Current Position and title	Dates of Service	Principal Occupation	Other Employer
Mackey Dykes	Vice President of Financing Programs, Connecticut Green Bank	At Parent: February 2012 to Present	Vice President of Financing Programs	N/A
Other Position 1 at Issuer		**Period of time**		
N/A		N/A		
Other Business Experience in the Past Three Years				
Employer	**Title**	**Principal Business of the Employer**		**Dates**
N/A				
Mackey joined the Connecticut Green Bank in 2012, where he leads the Commercial and Industrial Programs. Prior to joining the Connecticut Green Bank, Mackey was the White House Liaison at the U.S. Department of Energy. He has also held leadership positions in several political campaigns. He holds a Bachelor of Science degree in Political Science from Vanderbilt University.				

Principal Security Holders [6]

[Provide the following for each person who owns 20% or more of the Company's voting equity securities at the most recent practicable date but no earlier than 120 days of the listing date: full name and ownership percentage.]

Below are the names and ownership levels of each person or entity who directly or indirectly own 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

Owner	% of Voting Power Prior to Note Offering	% of Voting Power After Note Offering
CEFIA Holdings, LLC	100%	100%

Table 1. Beneficial Owners ownership percentages as of January 9, 2023

The Business

Description of Business [7]

[Describe the Company's business and provide a detailed business plan]

See Appendix 6, Business Plan, and Appendix 4, The Offering Page, for more information.

Corporate Structure: Briefly describe the corporate structure and relationship between the parent company and the issuing company, if applicable.

This investment is issued by **CGB Green Liberty Notes, LLC**, a Connecticut limited liability company organized on October 15th, 2021 (the "**Company**"). The Company was created to offer low and middle-income investors greater access to green investments by issuing "Green Liberty Notes", and to back those notes with revenues from small business, municipal, and state energy efficiency loans in Connecticut, through one of the Connecticut Green Bank's (the "**Green Bank**" or the "**Parent**" or "**CGB**") partner programs. The Company is located at 75 Charter Oak Avenue, Suite 1-103, Hartford, CT 06106, United States, and its website address is: invest.ctgreenbank.com.

The Company is wholly owned and managed by the Member, which is wholly owned and managed by the Parent. The Note offering will not affect the voting or economic interest in the Company.

Owner	Company	Ownership Interest

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| CEFIA Holdings, LLC | CGB Green Liberty Notes, LLC | 100% |

Table 2. Capital Structure as of January 9, 2023

The Company - CGB Green Liberty Notes, LLC

The Company (or "**Issuer**") is a recently formed, special purpose, Connecticut, domestic limited liability company that is a direct wholly-owned subsidiary of **CEFIA Holdings LLC** ("**the Member**"or "**CEFIA Holdings**"). The Member is wholly owned by the Green Bank. The Company has received a loan from the Connecticut Green Bank which it has and will continue to use to contractually pay the Member to receive the revenues from the recapitalization of the Small Business Energy Advantage ("**SBEA**") loan program (described below). Those revenues are used to back the Green Liberty Notes. This structure has been created to offer everyday investors the opportunity to be a part of this successful program.

The Member - CEFIA Holdings LLC

The Member is a Connecticut limited liability corporation, wholly owned by the Green Bank. The Member is the sole member and 100% owner of the Company. The Member is a party to the Master Purchase Agreement (defined below) with Eversource Energy and Amalgamated Bank detailed below.

The Parent - Connecticut Green Bank

The Member is a wholly owned subsidiary of the Green Bank. The Green Bank is the nation's first green bank, with a mission to confront climate change and provide all of society a healthier and more prosperous future by increasing and accelerating the flow of private capital into markets that energize the green economy. Since its inception, the Green Bank has mobilized over $2.26 billion of investment into Connecticut's clean energy economy at a 7 to 1 leverage ratio of private to public funds, supported the creation of over 26,720 direct, indirect, and induced job-years, reduced the energy burden for more than 60,000 families (in particular low-to-moderate income ("LMI") families) and 6,500 businesses, deployed more than 509 MW of clean energy that will help avoid over 10.4 million tons of CO_2 emissions and save over $317 million of public health costs over the life of the projects, and helped generate over $113 million in individual income, corporate, and sales tax revenues to the State of Connecticut.[2]

The Green Bank, through its subsidiaries and partnerships, including the Company, aims to achieve the following three goals:

1. To leverage limited public resources to scale-up and mobilize private capital investment in the green economy of Connecticut.

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[2] *Connecticut Green Bank Comprehensive Annual Financial Reports*

2. To strengthen Connecticut's communities, especially vulnerable communities, by making the benefits of the green economy inclusive and accessible to all individuals, families, and businesses.

3. To pursue investment strategies that advance market transformation in green investing while supporting the organization's pursuit of financial sustainability.

The Green Liberty Notes achieve each of these three goals. First, the innovative recapitalization of the SBEA program (which will back the Green Liberty Notes and is explained in detail in the "Business Plan" section below) has allowed the Green Bank, through the Member, to attract $75.76M of private capital with a Green Bank Investment of just $9.2M as of January 9, 2023. Second, the SBEA program strengthens Connecticut communities by making interest-free energy efficiency loans available to small businesses and governments who otherwise would not have access to them. Lastly, the Notes are expected to advance market transformation as the first one-year, designated Green Bond, crowdfunded debt offering in the United States.

<u>Corporate Structure</u>

CGB Green Liberty Notes, LLC is a wholly owned subsidiary of the Member which is a wholly owned subsidiary of the Parent. Below is a diagram showing the relevant entities and the roles they play in this transaction.

The Company will leverage its relationships with the Member and the Parent as key intermediaries in its relationship with Eversource. The Parent has provided a loan to the Company, which the Company has used to contractually purchase a 100% participation interest in the future SBEA revenues from the first 14 tranches (this did not include the outstanding delinquencies to be paid by CEEF at the time) from the Member. The Company will continue to draw on the loan from the Parent to purchase a 100% participation interest in additional SBEA loan tranches purchased by the Member. As payments come in, the Member will receive and transfer those SBEA revenues to the Company which will use them to repay the principal and interest of the Green Liberty Notes and the loan from the Parent.

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Green Liberty Notes 2023
Transaction Diagram
CONNECTICUT GREEN BANK
CT Small Businesses
$
SBEA Loans
Eversource
SBEA Loans
Loan to purchase SBEA Loan Revenue
CT Green Bank
CGB Green Liberty Notes LLC
Loan Repayments
Green Liberty Notes
$
Notes
Retail Investors
CEFIA Holdings
$
SBEA Loan Revenues

Figure 1: Diagram of the core business transaction that enables the issuance of the Green Liberty Notes, illustrating how investments in this offering will allow investors the opportunity to take part in the successful recapitalization of the SBEA Program, and how investors in this offering ("Retail Investors") are anticipated to be repaid.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Specific Risk Factors [8, 22, 23]

Material Risk Factors [8]

[Summarize (in bold) and then describe each material factor that makes investing in the Company risky]

Provide company-specific risks related to your business of which investors should be made aware. Avoid generalized statements and only include risks that are unique to you.

Company Risks

CEEF Risk

The SBEA program is designed such that resources from the Connecticut Energy Efficiency Fund ("CEEF") are used by Eversource (as agent for the CEEF) to repay the Member for any loan losses from the Master Purchase Agreement. If the CEEF is no longer able to perform this role, the Member and the Company would be exposed to these loan losses without any available recourse. Such a situation could impact the ability of the issuer to repay the Notes.

Eversource Risk

There is a risk that Eversource will not perform its duties which include: review and selection of loan applications vs loan criteria, and importantly for note holders, service loans in a professional and timely manner. Eversource also acts as an agent for the CEEF, and any delay in the repayment of loans or delinquent balances to the Member could impact its ability to pay the Company, and as a consequence this could impact the issuer's ability to pay the noteholder their principal and interest.

Customer Repayment Risk

There is a risk that Customers fail to pay Eversource and default on their loans. If a substantial group of borrowers default, as a result of COVID-19 restrictions, general economic conditions, Force Majeure events or any other reason, it could overwhelm the CEEF's ability to cover the loan losses. Depending on the scale of the defaults, this could lead to a delay in repayments from CEEF or a complete inability to cover the losses.

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COVID-19

The COVID-19 pandemic is still ongoing and another wave of cases could bring back economic restrictions that inhibit the ability of SBEA customers to keep their businesses open and pay their loans. Building owners may also experience unexpected financial difficulties given unemployment rates and supply chain issues and thus default on, or delay their loan payments. Such defaults could result in the conditions described in the Customer Repayment Risk section.

General economic conditions

The success of the Company can be impacted by general economic conditions. If a large-scale economic downturn, like the great recession or the economic downturn that resulted from the onset of the COVID-19 pandemic, were to occur during the duration of these notes, widespread defaults or late payments may occur. Such defaults could result in the conditions described in the Customer Repayment Risk section.

Force Majeure

As a result of climate change, the threat of extreme weather events like tropical storms and flash floods is increasing. A natural disaster or other event beyond the control of the Company could cause damage to the SBEA equipment upgrades or cause other damage that could eliminate customer's energy savings or otherwise hinder their ability to repay their loans, possibly leading to defaults. Such defaults could result in the conditions described in the Customer Repayment Risk section.

Change in Regulations

The Company is subject to legislation and regulation at potentially all levels of government - federal, state and local. Regulations are continually being reviewed and court actions and regulatory proceedings may change the Company's obligations under applicable federal, state and local laws, which cannot be predicted. Modifying existing requirements or new requirements can have a negative impact on our business.

Breach of Contract

There is a possibility that there could be a breach of contract associated with the project. This breach could result in a loss to the Company or delayed cash inflows that could impact the Company's ability to pay investors.

Cash Flow Delays

The loan revenues may be delayed because of administrative errors or other factors outside of the Company's control. The repayment of delinquencies also come in a delayed fashion as loans aren't considered delinquent until there have been 4 months without payment. Once a loan is considered

delinquent it could take multiple months for the Member to be repaid by Eversource (acting as the agent for CEEF) because Eversource will then reach out to the customer and investigate whether there has been an error or if the customer will be able to catch up with payments. If there are significant delays, it could leave the Company without the cash flow to pay Note obligations.

Limited Assets

The Company has limited assets. The Notes are non-recourse obligations of the Company and are payable solely from the Company's anticipated revenues related to the SBEA Program. Generally, if Noteholders do not receive their distribution payments on the Notes, they will have no recourse against the Company, the Member, the Parent, or any of their respective affiliates. Consequently, Noteholders must rely solely on the anticipated revenues related to the SBEA Loan Program for the payment of principal and interest on the Notes.

Timing and Amount of SBEA revenues will depend on the Performance of the Member

The SBEA Program Assets will be managed by the Member. No person will provide a guarantee of the obligations of the Member, including, without limitation, the Parent or the State of Connecticut. The amount and timing of periodic distributions of SBEA revenues will depend in part on the relative skill and diligence exercised by the Member in performing its obligations with respect to the SBEA Program. Various factors may affect the ability of the Member to fulfill its contractual obligations and the resources that the Member may be able or willing to devote to servicing the SBEA Program. These factors may include, for example, the financial condition of the Member at any time, litigation or governmental proceedings involving the Member or the Parent, the size and rate of growth of the Member's portfolio, and the amount of time required to be devoted by management personnel to other activities. Resignation or termination of the Officers of the Company for any reason may affect the timing and amount of periodic distributions on the Notes.

Unsecured Fixed Income Note Risks

Limited Upside Potential

With fixed income securities (such as the Notes) there is a promise by the Company to pay you interest and your principal investment back in the future (pursuant to the applicable terms and conditions of such security). And because with fixed income, the amounts payable on the Notes are fixed amounts, a noteholder does not have the ability to participate in any economic upside potential that an equity investor does if the Company is very successful.

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Credit Risk

There is no guarantee that the Company will be able to make the fixed amounts payable to a noteholder or for that matter pay other liabilities. If the Company should default on a scheduled payment, goes into bankruptcy, becomes insolvent, or otherwise is unable to pay its debts as they become due, then the Company may not be able to satisfy its payment obligations under the Note, and an investor may therefore either suffer a loss of their investment or not realize their anticipated return on their investment.

Unsecured Risk

The notes are not secured by specific collateral; that is, the noteholders have no special rights to the assets of the Company in order to reclaim their investment. Rather, in a bankruptcy scenario, the noteholders rely on a trustee to sell the assets and pay the noteholder with the proceeds of the assets.

Valuation risk

There is currently a very limited market of comparable offerings that the Company referenced for the purpose of setting an appropriate interest rate for the Notes.

Interest rate risk

Interest rates fluctuate over time and may go up or go down. If market interest rates go up (for example from 4.75% to 5.75% for a similar investment) in the future, your investment will maintain its original lower coupon rate.

Volatility in interest rates may come from a wide variety of factors and can be very difficult to forecast. For example, rate moves may come from fundamental factors such as central bank announcements related to monetary policy due to inflation concerns and economic growth. Another example impacting interest rates can be geopolitical risk and shocks to the equity markets. Uncertainty in global and financial markets can have a negative impact on interest rates, and demand for securities that themselves are riskier inherently.

No Ownership or Voting Rights.

The Notes are a debt instrument and holders will have no voting rights or other ability to influence actions of the Company.

Limitations on recourse

There is no guarantee of payment to investors from, or recourse to, any individual members or shareholders of the Company or any other person.

No Opportunity to Cure

The Company will not have any opportunity to cure defaults.

No Collective Action

There are no provisions for investors to collectively agree to new terms with respect to the Notes or restructure or reschedule amounts due on the Notes.

Green Designation Risk

"Green" labels on Notes and Bonds are solely for identification purposes and do not provide or imply that the owners of the Notes are entitled to any security other than that described under the Terms of the Notes. The designation also does not address the merits of the decision by the Company, its Parent, the Member or any third party to participate in the SBEA Loan program or other program; it merely conveys conformance with the **Green Bond Principles (GBP) formulated by International Capital Market Association (or ICMA)**. The designation by an independent third party is a point in time review of the 4 components of the Principles versus the Notes offering, and there is no guarantee that the Company will maintain this designation as it is a voluntary commitment on the part of the Company.

General Crowdfunding Risks

Speculative

Investments in startups and early-stage ventures are speculative, and these enterprises can fail. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. You should be able to afford and be prepared to lose your entire investment.

Illiquidity

Pursuant to state and federal securities laws, you will be limited in your ability to resell your investment for the first year and may need to hold your investment for an indefinite period of time. Unlike investing in companies listed on a stock exchange where you can quickly and easily trade securities on a market, you may have to locate an interested buyer when you do seek to resell your crowdfunded investment.

Cancellation restrictions

Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

Limited disclosure

The Company may disclose only limited information about the Company, its business plan, the offering, and its anticipated use of proceeds, among other things. An early-stage company may be able to provide only limited information about its business plan and operations because it may not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events—continuing disclosure that you can use to evaluate the status of your investment. In contrast, you may have only limited continuing disclosure about your crowdfunding investment.

Possibility of fraud

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

<u>Risks Related to Minority Ownership Factors [22]</u>

[Describe the risks related to minority ownership in the Company]

Not applicable. Noteholders have no equity ownership in the Company.

<u>Risks Related to Certain Corporate Actions [23]</u>

[Describe the risks to purchasers related to certain corporate actions, including additional issuances of securities, share repurchases, sale of the Company or assets of the Company and related party transactions]

Additional issuances of securities — The Company will not issue securities that are senior in payment or liquidation preference to the Notes, however the Company may issue additional securities that are pari passu to the Notes which may reduce cash available to pay debt service to Noteholders.

Company repurchases of securities — Any repurchase of securities potentially reduces the Company's available funds to pay debt service to Noteholders.

A sale of the Company or of assets of the Company — As noted in Appendix 3 (the Subscription Agreement, Terms of the Note/Appendix 1), upon a Change of Control event, the entire principal balance of the Notes, plus any unpaid interest accrued thereon, shall become due and payable. As the Notes are unsecured, it is possible that, following a Change of Control event, the proceeds from any such transaction (after satisfying the Company's other obligations), may be insufficient to satisfy obligations to Noteholders.

Transactions with related parties — Any related party transaction that results in Company expenditures, potentially reduces the Company's available funds, which could create an increased risk that sufficient funds may not be available to satisfy the Company's obligations under the Notes. In addition, it is possible that a related party transaction may be on terms that are not reflective of fair market value.

The Offering

Purpose [9]

[Describe the purpose of the offering]

The Company desires to:

- Strengthen Connecticut's communities, especially vulnerable communities, by making the benefits of the green economy inclusive and accessible to all individuals, families, and businesses

- Make investing in Connecticut's green economy accessible to a wider class of investors using Regulation Crowdfunding

Use of Proceeds [10]

[Describe in reasonable detail the intended use(s) of the net proceeds of the offering. If a range of possible uses, identify and describe each use and potential allocation to each.]

The Company is seeking to raise a minimum of $50,000 and up to $250,000 in this Offering. Company plans to use the proceeds in the following manner summarized in Table 3 and described in detail below. Additional information regarding projects is included in Section Sales and Customer Base in the Business Plan in Appendix 6.

	If Target Offering Amount		If Maximum Offering Amount	
	$	%	$	%
Total Proceeds	50,000	100%	250,000	100%

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Less: Raise Green Service Fee plus flat fee	1,750	3.5%	4,750	1.9%
Net Proceeds	**48,250**	**96.5%**	**245,250**	**98.1%**
Less: Debt Service	48,250	96.5%	245,250	98.1%
Total Use of Net Proceeds	**48,250**	**96.5%**	**245,250**	**98.1%**

Table 3. Use of Proceeds.

The Company will use the Target or Maximum Offering Amount for the following:

Net Proceeds from the issuance and sale of the Notes will be used by the Issuer to pay certain expenses incurred in connection with the issuance of the Notes. Specifically, the Company plans the following uses of funds for core business activity:

- **Pay Raise Green Service Fees:** Raise Green will charge the Company a service fee of 1.5% of the raised funds ($3,750 if $250,000 is raised) as well as a flat $1,000 fee for other expenses associated with transaction processing.

- **Hold the Remaining Funds to be used for Debt Service:** The rest of the funds will be held in the Company for the debt service of this issuance. Additionally, the Company may make payments of principal, interest, fees or expenses with respect to any Other Indebtedness provided that no event of default under the Notes has occurred and is continuing.

The Company will adjust roles, tasks, and purchases based on the net proceeds of the offering. While the Company plans to use the proceeds in the above manner, the Company maintains discretion to alter the use of proceeds, set forth above, to adhere to the Company's overall business plan and liquidity requirements.

Testing the Waters [11(a)]

[Disclose if the Company made use of any written communication or broadcast script to test the waters. If yes, provide copies of the material used]

The Company has not made use of any written communication or broadcast script to test the waters.

Delivery of Securities [11(b)]

[Explain how the Company will close the offering and deliver the securities to the investors]

See Appendix 1

Canceling a Commitment to Purchase [12]

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

The Close date can be found in the Offering materials and on the Issuer's Offering page on the [Raise Green](#) portal.

You cancel your investment commitment directly on the Raise Green portal. Sign into your Raise Green account and navigate to your Portfolio. Identify the transaction you would like to cancel, and click cancel.   If you need any assistance at any point, please reach out to the Raise Green team at investors@raisegreen.com.

Securities of the Company

Securities Being Offered [13, 14, 15, 16]

Terms of Securities [13]

[Describe the terms of the securities being offered]

See the Terms of the Securities in the Subscription Agreement in Appendix 3

Voting Rights and Limitations [14, 15]

Do the securities have voting rights?

No

Are there any limitations on any voting rights?

The holders of the Notes are not entitled to vote on any matters pertaining to the Company.

Modification of Terms [16]

[Describe any ways in which the terms of the securities may be modified]

The terms of the security cannot be modified solely by the Company once the Notes are issued to investors. Per Regulation CF, the terms of the security could be modified by the Issuer during the raise process, but that would be considered a material change and require investor reconfirmation. Once the Offering - has passed the Closing Date, the Issuer cannot modify the terms. See Appendix 1 for more information.

Restrictions on Transfer

[Language from SEC Guidance on Form C]

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company requires written consent in advance of any transfer whether in the first year or thereafter. See the Subscription Agreement Appendix 3 for additional information.

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Other Outstanding Securities [17, 18, 19, 20]

Other Classes of Securities [17]

[Describe the material terms of any other outstanding securities or classes of securities of the Company as of the most recent practicable date. Consult with your counsel to confirm accuracy]

Class of Security	Securities Authorized (Number or Amount)	Securities Outstanding (Number or Amount)	Voting Rights	Other Rights
Regulation CF Debt Securities	$2,000,000	$804,735	No	

*See Outstanding Indebtedness for more detail

Limitation and Dilution of Rights [18]

[Describe how the rights of the securities being offered may be materially limited or diluted by the rights of any other security or class of security of the Company]

The rights of the Notes being offered may not be materially limited by the rights of any other security or class of security of the Company except if the Company issues additional Notes in the future, which will not change the rights of the Noteholders but may reduce the availability of cash to meet its obligations under the Notes. For the avoidance of doubt, in reference to the SEC Form C request "Are there any differences not reflected in the explanation above between the securities being offered and any other class of securities of the Company?", the Company attests that there are no differences not reflected in the explanation above between the securities being offered and any other class of securities of the Company.

Other Differences Among Classes of Securities [19]

[Are there any differences not reflected in the explanation above between the securities being offered and any other class of securities of the Company? (Y/N)]

None

Rights of Principal Shareholders [20]

[Describe the effects, if any, of the exercise of rights held by the principal shareholders listed above on the purchasers of the securities being offered here]

The Member has all of the voting equity of the Company and is the sole member of the Company. Accordingly, the Member has the sole ability to control the day-to-day operations of the Company, including

additional financings, which could materially impact the Company's ability to meet its Note obligations. Noteholders have no ability to influence Company action.

Valuation of Securities Being Offered [21]

[Explain how the securities being offered are being valued. Include examples of future valuation methods]

The Notes are a debt instrument and are valued based upon interest rate. The Company believes that the annual interest rate applicable to the Notes is reflective of general market terms for similar securities. The Company looked at the interest rates of comparable unrated 1-year taxable municipal bond issuances, 1 year mini-bond issuances, and one-year CDs. The Company also spoke with a financial advisor to understand how this issuance differs from the comparable issuances and how that might inform our interest rate decision. With this information the Company decided on a 4.75% interest rate for this issuance of the Green Liberty Notes. The Company is also offering a 0.5% interest rate boost to investors in the first round of Green Liberty Notes with a maturity date of January 21st 2023 who take the necessary steps to reinvest their proceeds from that issuance into this issuance (as described in the communication sent to investors on January 9, 2023) on or before January 15th, 2023, or who receive repayment on January 21st and separately invest in this transaction in an amount up to $10,100.

> Reinvestment
> **For Investors who invested in the first CGB Green Liberty Notes offering (1% annual interest rate maturing on January 21, 2023 or "Offering 1"):** You are eligible for an increase in interest rate from 4.75% to 5.25% on an investment of up to $10,100 in this new offering, if you meet all of the below:
> - You purchased the Note during the original Offer 1 period (December 14, 2021- January 14, 2022)
> - You currently own, or have received the proceeds from, the Offering 1 Note
> - Your new investment is from the same account
> - Your new investment is not greater than $10,100 (regardless of the original investment amount)
> - You select **one of the two methods** to invest in the new offering:
>   - **Automatically reinvest** your maturing proceeds (*see below*) in one transaction - **only available from January 9th through January 15th**
>   - **Input one transaction** with your selected amount up to $10,100 - pay with ACH, Check, or Wire - during the offering period.
>
> You will receive confirmation of the increased interest rate in your final "Transaction Complete" email from Raise Green sent after the Close of the offering.

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To automatically reinvest your maturing proceeds (both interest and principal), **in lieu of being repaid at maturity**, you follow the regular investment process:

- Click into this newest CGB Green Liberty Notes offering at https://invest.raisegreen.com/offerings
- Click "Invest," input the exact amount of your proceeds as the commitment amount (To find your exact proceeds- refer to the January 9, 2023 email from CGB with your proceeds amount)
- At the payment method stage, select "Reinvest Offering 1 Proceeds"
- Sign the reinvest proceeds agreement, then your subscription agreement
- From there, CGB Green Liberty Notes will transfer the relevant proceeds directly to the escrow provider to pay for your new investment commitment.
- Note: Investors can still cancel their reinvestment transaction up to 48 hours before the close date and receive a full refund.
- *Unfortunately, this automatic reinvestment process is not available to Self Directed IRAs.*

The Offeree also understands that (i) the Company has the unconditional right, in its sole discretion, to accept, partially accept, or reject this subscription, or withdraw or abandon the Offering in whole or in part, and (ii) this subscription is contingent on the Offeree qualifying under the suitability standards described below, signing the agreement and paying the Purchase Price as described below.

This subscription is deemed to be accepted by the Company only when i) the Offeree's payment for the Subscribed Securities has been received by North Capital Private Securities (the escrow agent), ii) this Agreement has been signed by the Offeree, and iii) this Agreement is signed by a duly authorized representative of the Company and delivered to the Offeree after the Closing (as defined below).

At any time up to 48 hours prior to the Offer Close Date, the Offeree may cancel any investment commitment made in connection with the Offering for any reason, in which case any amounts paid by the Offeree, including those paid by automatic reinvestment (see above), will be refunded to the Offeree in full (without interest).

Outstanding Indebtedness [24]

[Describe the material terms of any indebtedness of the Company.]

Creditor Name	Creditor(s) Date	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms

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Green Liberty Note Holders	January 21st, 2022	$190,400	1%	January 21st, 2023	
Green Liberty Note Holders	May 20th, 2022	$114,335	1.5%	May 20th, 2023	
Green Liberty Note Holders	August 11th, 2022	$250,000	2.5%	August 11th, 2023	
Green Liberty Note Holders	November 2nd , 2022	$250,000	3.5%	November 2nd , 2023	
Connecticut Green Bank	January 13th, 2022	$4,139,007.87	0%	June 30th, 2023	

Table 4. Material indebtedness of the Issuer as of January 9th, 2023

Other Exempt Offerings [25]

[Disclose all other exempt offerings conducted within the past three years. If you have issued securities previously (SAFEs, Equity, Convertible Notes, Debt) you have relied on an exemption. Review with your counsel to confirm accuracy]

The Company issued an exempt debt offering through section 4(a)(6) of the Securities Act with Raise Green from December 14, 2021 to January 14, 2022. $190,400 of funds were raised, equal to a total of $190,400 in debt securities issued to 113 investors. The Company issued an exempt debt offering through section 4(a)(6) of the Securities Act with Raise Green from April 13, 2022 to May 13, 2022. $114,335 of funds were raised, equal to a total of $114,335 in debt securities issued to 50 investors. The Company issued an exempt debt offering through section 4(a)(6) of the Securities Act with Raise Green from July 7, 2022 to August 5, 2022. $250,000 of funds were raised, equal to a total of $250,000 in debt securities issued to 81 investors. The Company issued an exempt debt offering through section 4(a)(6) of the Securities Act with Raise Green from September 29, 2022 to October 27, 2022. $250,000 of funds were raised, equal to a total of $250,000 in debt securities issued to 73 investors. The Use of Proceeds from these previous offerings is similar to that listed in this filing and is provided below. For further information, view the Form C's on the SEC's EDGAR website.

	If Target Offering Amount	If Maximum Offering Amount

	$	%	$	%
Total Proceeds	100,000	100%	250,000	100%
Less: Raise Green Service Fee plus flat fee	2,500	2.5%	4,750	1.9%
Net Proceeds	97,500	97.5%	245,250	98.1%
Less: Legal	3,940	3.9%	3,940	1.6%
Less: Debt Service	93,560	93.6%	241,310	96.5%
Total Use of Net Proceeds	97,500	97.5%	245,250	98.1%

Table 5. Use of Proceeds from the Company's previous Offering with offering period from December 14, 2021 to January 14, 2022

	If Target Offering Amount		If Maximum Offering Amount	
	$	%	$	%
Total Proceeds	100,000	100%	250,000	100%
Less: Raise Green Service Fee plus flat fee	2,500	2.5%	4,750	1.9%
Net Proceeds	97,500	97.5%	245,250	98.1%
Less: Legal	1,000	1.0%	1,000	0.4%
Less: Debt Service	96,500	96.5%	244,250	97.7%
Total Use of Net Proceeds	97,500	97.5%	245,250	98.1%

Table 6. Use of Proceeds from the Company's previous Offering with offering period from April 13, 2022 to May 13, 2022

	If Target Offering Amount		If Maximum Offering Amount	
	$	%	$	%
Total Proceeds	50,000	100%	250,000	100%
Less: Raise Green Service Fee plus flat fee	1,750	3.5%	4,750	1.9%
Net Proceeds	48,250	96.5%	245,250	98.1%
Less: Debt Service	48,250	96.5%	245,250	98.1%
Total Use of Net Proceeds	48,250	96.5%	245,250	98.1%

Table 7. Use of Proceeds from the Company's previous Offering with offering period from July 7, 2022 to August 5, 2022.

	If Target Offering Amount		If Maximum Offering Amount	
	$	**%**	**$**	**%**
Total Proceeds	**50,000**	**100%**	**250,000**	**100%**
Less: Raise Green Service Fee plus flat fee	1,750	3.5%	4,750	1.9%
Net Proceeds	**48,250**	**96.5%**	**245,250**	**98.1%**
Less: Debt Service	48,250	96.5%	245,250	98.1%
Total Use of Net Proceeds	**48,250**	**96.5%**	**245,250**	**98.1%**

Table 8. Use of Proceeds from the Company's previous Offering with offering period from September 29, 2022 to October 27, 2022.

Related Party Transactions [26]

[Describe all transactions within the last fiscal year, and any currently proposed transactions, between the Company and a related party where the transaction amount exceeds 5% of the aggregate amount raised by the Company during the preceding 12 months. A related party is defined as: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the issuer was incorporated or organized within the past three years, any promoter of the issuer; any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.]

The Company entered into a loan agreement with the Parent, and contractually purchased a 100% participation interest in the future SBEA revenue from the first 14 tranches purchased by the Member (the "Participation Interests"), as described in the Business Plan and Financial Projections. This obligation is subordinate to every amount due to the crowdfunding debt as and when due. The maximum principal amount of the revolving loan is $10 million, with a zero percent (0%) interest rate, and the Company plans to begin repayments in 2023. Each advance under the revolving loan will be used by the Company to purchase

Participation Interests. The current balance is $4,139,007.87 as of January 9th, 2023. Separately, the Company has and will continue to pay the Parent for certain shared services as described in the Anticipated Expenses, and has and will pay the Parent for certain outside service fees as described in the Use of Funds.

Financial Condition of the Company

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS AND/OR PROJECTIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS AND PROJECTIONS AS A RESULT OF VARIOUS FACTORS, INCLUDING THE RISKS TYPICALLY ASSOCIATED WITH THIS TYPE OF ENTERPRISE AND CHANGES IN THE MARKET. CGB GREEN LIBERTY NOTES, LLC UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS AND PROJECTIONS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE OF THIS OFFERING STATEMENT OR TO REFLECT THE OCCURRENCE OF ANY UNANTICIPATED EVENTS.

Operating History [27]

[Does the Company have an operating history? (Y/N)]

Yes.

Current Condition and Historical Results [28]

[Describe the Company's financial condition, including liquidity, capital resources, and historical results of operations. Must cover each year for which financial statements are provided.]

[The discussion must cover each year for which financial statements are provided. Include a discussion of any known material changes or trends in the financial condition and results of operations of the issuer during any time period subsequent to the period for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges.

For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future.

Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders.

dc-1132710

References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.]

Results of Operations

CGB Green Liberty Notes, LLC was formed on October 15, 2021 to perform the business activity described in the Business section of this Form C. The Company has received a loan from the Parent and paid the Member for a participation interest in SBEA Loans as described earlier in this document. The Company also issued $190,400 of Green Liberty Notes in January of 2022, $114,335 of Green Liberty Notes in May of 2022, $250,000 of Green Liberty Notes in August of 2022, and $250,000 of Green Liberty Notes in November of 2022. The result of the Company's operations have arrived as expected. See Audited Financial Statements as of June 30th, 2022 in Appendix 2.

Revenues

The Company was formed on October 15, 2021. The Company receives revenues from the SBEA Loan Program, described in the Business Plan Section, derived from the Participation Interests the Company has purchased and will continue to purchase from the Member.

When SBEA Loan Program customers repay their loans via their utility bills, revenues are paid to Eversource, and ultimately a share of these program revenues flow to the Member in accordance with its originally 10% interest, and now 20% interest, in the program loans. The Company, having purchased a 100% participation interest in those revenues from the Member, receives these same program revenues received by the Member from Eversource (which the Member, in turn, transmits to the Company). Loan repayments and interest income have been received as expected.

Other Revenues

There are no other material revenue sources of the Company besides payments from the SBEA Loan Program, but the Company may earn interest income on cash balances it may invest in highly liquid and secure investments.

Expenses

- **Accounting and Investor Management Expenses:** The Company will receive accounting, legal, financial advisor, and administrative services from the Parent.
- **Raise Green Service Fees:** Raise Green will charge the company a service fee of 1.5% of the raised funds ($3,750 if $250,000 is raised) as well as a flat $1,000 fee for other expenses associated with transaction processing.

- **Payment into the SBEA Loan Program:** The Company may pay the Member for a 100% participation interest in the revenues of future tranches that the Member purchases from Eversource.

Expenses have come in as expected. The Company financial projections for the next 5 years are below. The financial statements as of June 30th, 2022 are in Appendix 2.

Financial Projections

The maturity of the Green Liberty Notes from the current offering is 1 year and they will mature in 2024. The Company is providing 5 year projections however, based on a vision to continue to grow this program over time. The following financial projections reflect certain key assumptions:

1) The current raise is successful (representing a portion of the "Raised Funds" in 2023).

2) The Company receives the full revenues from the currently-active 14 tranches of SBEA Loan Program loans.

3) Additional funds are raised in 2023 and in subsequent years.

4) Additional tranches of SBEA Loan Program loans are purchased, to grow the program, with the Company maintaining its Participation Interest in future program revenues.

5) The Company makes prepayments on its loan from the Parent starting in 2023, with the prepayments being sized so that the minimum 2.0x Debt Service Coverage Ratio requirements are maintained for all outstanding Green Liberty Note obligations.

	2022	2023	2024	2025	2026
Income from SBEA Loan Program Revenues	$1,443,022	$1,757,799	$2,257,752	$2,462,097	$2,385,600
Raised Funds	**$804,735**	**$1,000,000**	**$1,000,000**	**$1,000,000**	**$1,000,000**
Less: Raise Green Service Fees plus Flat Fees	$16,000	$20,000	$20,000	$20,000	$20,000
Less: Legal Expense	$8,000	$4,000	$4,000	$4,000	$4,000
Less: Accounting and Investor Management Expenses	$3,000	$7,000	$7,000	$7,000	$7,000
Free Cashflow	**$2,220,757**	**$2,726,799**	**$3,226,752**	**$3,431,097**	**$3,354,600**
Cash Available for Debt Service	**$2,220,757**	**$4,947,556**	**$4,653,478**	**$4,364,575**	**$3,999,175**
Debt Service to Crowd	-	$820,830	$1,020,000	$1,020,000	$1,020,000
Green Liberty Note DSCR	-	6.03x	4.56x	4.28x	3.92x
Loan prepayment to Parent		$2,700,000	$2,700,000	$2,700,000	$2,700,000

Table 9. Financial Projections. Totals may vary due to rounding. These are forward-looking financial statements and/or projections which may differ materially from actual results. Any material updates to these projections that occur during the raise will be provided during the raise period.

Liquidity and Capital Resources

The Company considers Cash equivalents as cash and highly liquid short-term investments with an original term of 90 days or less when purchased. The Company had $1,861,094 in Cash and Cash Equivalents as of December 15, 2022.

The proceeds of this raise are not required for the viability of the Company but are instrumental in its ability to perform the operations for which it was created. The Use of Proceeds and Financial Projections outline the critical nature of the raise to meeting the intended business plans.

The Company expects to be able to manage its cash flow requirements to back its payments and debt service using revenues derived from the Participation Interests.

The Company began generating Revenue through the Participation Interests in February of 2022. Should revenue generation be delayed due to delays in project implementation, the Company will have the raised funds to maintain liquidity. The Company is not projected to have any liquidity needs before the principal and interest of these notes are due a year after they are issued. Due to the low-cost structure of the company,

once SBEA Program payments via the purchased Participation Interests begin, the Company is expected to be able to operate indefinitely.

Please see the list of the Risks associated with an investment when utilizing the financial forecasts prepared by the Company.

<u>Regulatory Information</u>

Tax

The Company is disregarded for tax purposes

Investors will be provided with tax information on an annual basis related to their investment. It is important that investors keep their information up to date with the Company during the life of the investment in order to receive this information on a timely basis. Under existing statutes, interest on the Notes is excluded from Connecticut taxable income for purposes of the Connecticut income tax on individuals, trusts and estates and is excluded from amounts on which the net Connecticut minimum tax is based in the case of individuals, trusts and estates required to pay the federal alternative minimum tax. Interest on the Notes is included in gross income for purposes of the Connecticut corporation business tax. Owners of the Notes should consult their tax advisors with respect to other applicable state and local tax consequences of ownership of the Notes and the disposition thereof.

Disqualification

No Disqualifying event has been recorded in respect to the Company or its officers or directors, including but not limited to those requirements set forth in 17 C.F.R. § 227.503.

Annual Reports

The Company plans to provide Annual Reports to investors, available within 120 days of the end of the issuer's most recent fiscal year. The Company will post future Annual Reports on EDGAR, the SEC's website, and subsequently on its website (invest.ctgreenbank.com).

Compliance Failures

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Other Material Information

The Company has met all of its financial commitments per the terms in its previous raise, including but not limited to maintaining a projected debt service coverage ratio of at least 2.0x.

When does the Company's Fiscal Year end?

The Company's fiscal year ends on June 30.

Financial Statements [29]

[Provide financial statements for the past two years. Exact requirements differ based on aggregate offering amount of securities to be offered – three tiers (less than $124,000; $124,000 - $618,000; more than $1,235,000); for first-time issuers the second tier is from $124,000 - $1,235,000]

Financial statements provided here are prepared in accordance with U.S. generally accepted accounting principles. The Financial Statements included in Appendix 2 have been audited by a public accountant that is independent of the Company. The Audited Financial Statements represent the company's first fiscal year of October 15, 2021 to June 30th, 2022, with subsequent events through October 27, 2022 included in the Notes to the Financial Statements.

Additional Information

Involvement in Legal and Regulatory Proceedings [30]

[Answer (1) – (8) of Question #30, and all subparts thereto, of Form C. If answering "Yes" to any question, explain the circumstances and outcome of such proceeding or action.]

All questions were answered "No".

Other Material Information [31]

[Provide any further material information as may be necessary to avoid making a material misstatement or omission in the document.]

None.

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Appendix 1 – Important Information About the Crowdfunding Process

Investors should read carefully.

Delivering Securities to Investors

The Company will work through Raise Green's FINRA compliant regulated Funding Portal to conduct the Regulation Crowdfunding offer of securities. Securities will be delivered through electronic transmission.

Remuneration for Raise Green

Remuneration for Raise Green is only paid if this raise is successful in meeting its target amount. Raise Green will charge the company a service fee of 1.5% of the raised funds, as well as a flat $1,000 fee for other expenses associated with transaction processing.

Investing Process

To invest in an offering, Investors must have an Account with Raise Green. Raise Green collects certain personal information to run a Know-Your-Customer and Anti-Money Laundering check on each investor at no cost to the investor. An individual must be 18 years of age to invest. Investors that are non-US residents may not be able to participate in the Offering due to local securities laws. Please see more information available in the Raise Green educational materials (FAQ).

After you select to invest on the Raise Green investor Marketplace, if you do not already have an Account set up, you will be asked to provide certain information to enable Raise Green to set up your Account. You will also need to sign a Subscription Agreement for the investment you have selected in order to purchase the Securities and select your payment method. The Purchaser's

funds for payment will be deducted and then held in escrow with North Capital Securities, an independent escrow agent, during the Raise.

Subscription Agreement

Subscription Agreements are an investor's application to participate in the crowdfunding offering and include the Terms of the investment attached as Appendix 1 to the Subscription Agreement. It is a two-way agreement between the issuer to sell and the investor to purchase an agreed-upon amount of securities at an agreed-upon price. A Subscription Agreement is typical with private security offerings like those under Regulation Crowdfunding. The Subscription Agreement is not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds for the investment amount will be returned without interest or deduction. Certain payment methods may have additional fees that will be disclosed at time of purchase; those additional fees will be returned to the investor if their transaction is canceled.

Progress during an Offering

Raise Green investor marketplace will display on the issuer's Offering Page, an investment progress bar and Updates regarding the Offering. For those with investment commitments in the offering already, you will receive certain email notifications from Raise Green. Investors can ask questions of the Issuer during the offering period on the "Q&A" (also referred to sometimes as the Forum) tab on the Issuer's Offering Page. You must be signed into your Raise Green Account in order to be able to ask your question, however.

Target Offering Amount and Maximum Offering Amount

A company selects a minimum Target Offering Amount for a raise and may also select a Maximum Offering Amount. If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the deadline for the Offering (Close Date), the Offering is canceled, no securities will be sold, investors will receive a full refund of their investment commitment, with no interest or deductions, and the issuer will not receive funds.

Cancellation

Investors may cancel an investment commitment for any reason up until 48 hours prior to the deadline (Close date) of the Offering period. The Close date can be found in the Offering materials

and on the Issuer's Offering page on the [Raise Green](#) portal. For example, if the deadline is Dec 24th, you can cancel until Dec 22 at 11:59 PM EST. Once within the 48 hours of the Close date, you can no longer cancel your investment commitment, even if your investment commitment was submitted within the 48 hour time period.

You cancel your investment commitment directly on the Raise Green portal. Sign into your Raise Green Account and navigate to your Portfolio. Identify the transaction you would like to cancel, and click cancel.   If you need any assistance at any point, please reach out to the Raise Green team at investors@raisegreen.com.

Early Close, "Rolling" Close, and Material Changes

Raise Green, as the intermediary conducting the offering, will notify investors when the Target Offering Amount has been met.

If the issuer reaches the Target Offering Amount in settled funds prior to the Offering Close date, the Offering has been available for investment for at least 21 days, there are at least 10 days left before the Offering's Close Date, and the Company continues to meet or exceed the Target Offering Amount in settled funds on the date of the expedited Offering deadline, the issuer may choose to close the offering at an earlier date i.e., an "**Early Close**". Raise Green will provide notice to all potential investors of the Early Close date via the Update Section on the Offering Page, and to all investors with investment commitments in the Offering via email, at least 5 business days before the Early Close date (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). The notice will inform investors of: the anticipated Early Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Early Close date, and whether the Issuer will continue to take commitments during the 48 hour period.

If the Offering has reached 120% of the Target Offering Amount in settled funds, the Company may also choose to conduct the first of a series of closes i.e., "**Rolling Close**", if RG consents and proper thresholds and requirements have been met. Each Rolling Close will follow the same process as if it were an Early Close, except the Company will continue to accept investment commitments after the Rolling Close has been completed. After the initial Rolling Close, provided that the Offering has met the proper thresholds and requirements, and the date generally is no less than 3 months from the previous Rolling Close date, the Company may conduct a subsequent Rolling Close. As with the one-time Early Close, for each Rolling Close, the Raise Green on behalf of the Company must provide notice to all investors and in email to investors with investment

commitments, at least 5 business days in advance of the Rolling Close date. The notice will inform investors of: the anticipated Rolling Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Rolling Close date, and whether the Issuer will continue to take commitments during the 48 hour period. All investment commitments included in the Rolling Close will receive a countersigned subscription agreement from the Company and email communication as evidence of their purchase transaction, and the Company will receive the funds from those investment commitments from the Escrow Bank. Once a Rolling Close has been conducted, any investors whose investments have been confirmed via a countersigned Subscription Agreement and whose funds have settled in escrow and been disbursed through the company are now investors in the Company. If an investor's investment commitment was completed in a Rolling Close, and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period.

In the case of a material change to the issuer or offering terms during a raise, any investor with a commitment in the Offering will receive a notification via their email on file of this material change and that their investment will be canceled unless the investor reconfirms his or her investment within five (5) business days of receipt of the notice. If the investor fails to reconfirm the investment within the five (5) business days, the investment will be cancelled, and a notice of the cancellation and reason will be sent to the investor. Raise Green will direct the investor funds for the amount of the investment to be refunded if they have been debited, without interest or deduction. In the case of a Rolling Close, if there is a material change to the Company or the Offering post the Rolling Close Date, investment commitments that were included in the Rolling Close do not have the right to cancel their investment anymore as they are already investors in the Company.

Oversubscribed

If the Offering is oversubscribed e.g., the investor interest is over the Target Offering Amount, allocations of investments in the Offering will be made according to the Allocation Methodology described in the Form C. The Company is under no obligation to accept any additional subscriptions for the Subscribed Securities once the Company has received subscriptions for the Maximum Offering Amount. Investors should take this into consideration when they consider the timing of placing their investment commitment.

Allocations of Investments

dc-1132710

Allocations of investments in the Offering will be made on a first come first served basis. The Company intends for the maximum investment to be $10,100 per Offeree, except for 501(c)(3) organizations who may invest up to $25,000. However, through January 29th, 2023 (the "Priority Period"), priority will be given first to investors who reinvest through the reinvestment offer[3], and then to Connecticut residents who invest $1,050 or less (prioritizing smaller over larger investments within this group), and then to all other investors, regardless of their state of residence, who invest $1,050 or less (prioritizing smaller over larger investments within this group), until the Maximum Offering Amount is reached. If total subscriptions for investments of $1,050 or less do not exceed the Maximum Offering Amount during the Priority Period, additional subscriptions for investments will be allocated on a first come first served basis. The Company is under no obligation to accept any additional subscriptions for the Subscribed Securities once the Company has received subscriptions for the Maximum Offering Amount (Investments placed above the maximums may be declined). Investors should take this into consideration when they consider the timing of placing their investment commitment.

Restrictions on Transfer of the Securities Being Offered Within the First Year

The Company requires written consent in advance of <u>any</u> pledge, resale or transfer whether in the first year or thereafter. The Subscription Agreement outlines this process.

As provided for in Section 227.501 of Regulation Crowdfunding, the securities being offered generally may not be resold by any purchaser of such securities for a period of one year beginning when the securities were issued, unless such securities are transferred: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law,

---

[3] The "Reinvestment" offer is available to those who invested in the first Green Liberty Note offer (1% interest rate maturing January 23, 2022). Details are provided in this Form C under the Section "Valuation of Securities".

daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

After the one year period, any agreement to transfer or sell the securities will be authorized only by the written confirmation of both the investor and the Company. Without limiting the foregoing, the Company shall not recognize and shall issue stop-transfer instructions with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with applicable law. Before any proposed sale, pledge, or transfer of any Subscribed Note, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the holder thereof shall give notice to the Company of such holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Subscribed Note may be effected without registration under the Securities Act, whereupon the holder of such Subscribed Note shall be entitled to sell, pledge, or transfer such Subscribed Note in accordance with the terms of the notice given by the Holder to the Company.

Appendix 2 – Financial Statements

39

CGB Green Liberty Notes, LLC

Financial Statements

**For the Period from Inception (October 15, 2021)
Through June 30, 2022**

CGB Green Liberty Notes, LLC

Financial Statements
For the Period from Inception (October 15, 2021) Through June 30, 2022

<u>Table of Contents</u>

Independent Auditors' Report

Shareholders
CGB Green Liberty Notes, LLC

Opinion

We have audited the accompanying financial statements of CGB Green Liberty Notes, LLC (the "Company"), which comprise the balance sheet as of June 30, 2022, and the related statements of operations, member's equity, and cash flows for the period from inception (October 15, 2021) through June 30, 2022, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2022, results of its operations and its cash flows for the for the period from inception (October 15, 2021) through June 30, 2022 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America ("GAAS"). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

CGB Green Liberty Notes, LLC

Page 2

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgement, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

PKF O'Connor Davies, LLP

Wethersfield, Connecticut
December 19, 2022

CGB Green Liberty Notes, LLC

Balance Sheet
June 30, 2022

<u>Assets</u>

Current assets:		
Cash and cash equivalents	$	955,913
Accounts receivable		26,872
Promissory notes receivable		1,078,966
Total current assets		2,061,751
Noncurrent assets:		
Promissory notes receivable (net)		1,274,569
Total assets		$ 3,336,320

<u>Liabilities and Equity</u>

Current liabilities:		
Green Liberty notes payable	$	304,735
Accrued interest payable		1,112
Total current liabilities		305,847
Noncurrent liabilities:		
Sponsor note payable		3,024,057
Total liabilities		3,329,904
Member's equity		6,416
Total liabilities and member's equity		$ 3,336,320

The notes to financial statements are an integral part of these financial statements.

CGB Green Liberty Notes, LLC

Statement of Operations
For the Period from Inception (October 15, 2021) Through June 30, 2022

Operating revenues:	
Interest income	$ 32,594
Operating expenses:	
Accounting and auditing	12,055
Legal	3,940
Debt issuance costs	9,071
Total operating expenses	25,066
Operating income	7,528
Nonoperating expenses:	
Interest expense	(1,112)
Net income (loss)	$ 6,416

The notes to financial statements are an integral part of these financial statements.

CGB Green Liberty Notes, LLC

Statement of Member's Equity
For the Period from Inception (October 15, 2021) Through June 30, 2022

Member's equity - October 15, 2021	$	-
Net income (loss)		6,416
Member's equity - June 30, 2022	$	6,416

The notes to financial statements are an integral part of these financial statements.

CGB Green Liberty Notes, LLC

Statement of Cash Flows
For the Period from Inception (October 15, 2021) Through June 30, 2022

Cash flows from (used in) operating activities		
Accounting and auditing	$	(12,055)
Legal		(3,940)
Debt issuance costs		(9,071)
Net cash from (used in) operating activities		(25,066)
Cash flows from (used in) investing activities:		
Purchases of loan receivable		(3,024,057)
Proceeds for loan repayments		676,244
Net cash flows from (used in) investing activities		(2,347,813)
Cash flows from (used in) financing activities:		
Payments received from sponsor		3,024,057
Proceeds for bonds issued		304,735
Net cash from (used in) financing activities		3,328,792
Net change in cash and cash equivalents		955,913
Cash and cash equivalents - October 15, 2021 (inception)		-
Cash and cash equivalents - June 30, 2022	$	955,913
Reconcilation of net income (loss) to net cash provided by (used in) operating activities:		
Net income (loss)	$	6,416
Adjustments to reconcile net income (loss) to net cash from (used in) operating activities:		
Amortization of discount		(32,594)
Change in accrued interest payable		1,112
Net cash from (used in) operating activities	$	(25,066)
Supplemental disclosure of cash flow information:		
Interest income from amortization of discount	$	32,594

The notes to financial statements are an integral part of these financial statements.

CGB Green Liberty Notes, LLC

Notes to Financial Statements
June 30, 2022

1. **Nature of operations and significant accounting policies**

   Organization

   CGB Green Liberty Notes, LLC was formed on October 15, 2021 ("Inception") in the State of Connecticut. The financial statements of CGB Green Liberty Notes, LLC (which may be referred to as the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Hartford, CT.

   The Company is a special purpose, Connecticut, domestic limited liability company that is a direct wholly owned subsidiary of CEFIA Holdings, LLC (CEFIA Holdings). CEFIA Holdings is wholly owned by the Connecticut Green Bank (the "Green Bank" or the "Parent").

   Nature of operations

   CGB Green Liberty Notes, LLC was formed to offer low and moderate income investors greater access to green investment by issuing "Green Liberty Notes", and to support the repayment of those notes with revenues from small business, municipal, and state energy efficiency loans in Connecticut through one of the Green Bank's partner programs. The notes are issued to eligible investors in reliance of the exemption under Section 4(a)(6) of the Securities Act of 1933. The exemption limits the amount of securities issued during the 12-month period preceding the date of such offer or sale, including the securities offered in such transaction, to $5,000,000.

   Basis of presentation

   The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis, revenue is recognized when earned and expenses when the related liability for goods and services is incurred, regardless of the timing of cash flows.

   Use of estimates

   The preparation of financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

   Cash and cash equivalents

   Cash equivalents consist of cash and highly liquid short-term investments with an original term of 90 days when purchased and are recorded at cost, which approximates fair value.

1. **Nature of operations and significant accounting policies (continued)**

    Fair value measurements

    The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy give the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements); followed by quoted market prices inactive markets or similar assets or with observable inputs (Level 2 measurement); and the lowest priority to unobservable inputs (Level 3 measurements). In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimizes the use of unobservable inputs. The Company also considers nonperformance risk in the overall assessment of fair value.

    Investments are measured at fair value utilizing valuation techniques based upon observable and/or unobservable inputs. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect market assumptions.

    These inputs are classified into the following hierarchy:

    Level 1

    Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

    Level 2

    Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

    *   Quoted prices for similar assets or liabilities in active markets
    *   Quoted prices for identical or similar assets or liabilities in markets that are not active
    *   Observable inputs other than quoted prices that are used in the valuation of the asset or liability (e.g., interest rate and yield curve quotes at commonly quoted intervals)
    *   Inputs that are derived principally from or corroborated by observed market data by correlation or other means

    Level 3

    Unobservable inputs for the asset or liability (supported by little or no market activity). Level 3 inputs include management's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

    The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

CGB Green Liberty Notes, LLC

Notes to Financial Statements
June 30, 2022

1. **Nature of operations and significant accounting policies (continued)**

   Promissory notes receivable

   Promissory notes receivable are shown net of discounts. Interest income is recognized as the discount is amortized using the effective interest method.

   Revenue recognition

   CGB Green Liberty Notes, LLC derives revenue from interest income derived from recognition of the discount on the small business, municipal, and state energy efficiency loan portfolio of loans. Interest income is recognized on an accrual basis.

   Concentration of credit risk

   The Company will maintain its cash with various financial institutions. At times, these balances may exceed insurance limits up to $250,000 provided by the Federal Deposit Insurance corporation (FDIC).

   The promissory notes receivable consists of solar leases located in Connecticut.

   Income taxes

   The Company has elected to be treated as a pass-through entity for federal and state income tax purposes and, as such, is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to and are reported by its members on their respective income tax returns. The Company's federal tax status as a pass-through entity is based on its legal status as a limited liability company. Accordingly, the Company is not required to take any tax positions in order to quality as a pass-through entity. The Company is required to file and does file tax returns with the Internal Revenue Service and other taxing authorities. Accordingly, these financials statements do not reflect a provision for income taxes, and the Company has no other tax positions which must be considered for disclosure.

   Subsequent events evaluation by management

   Management has evaluated subsequent events for disclosure and/or recognition in the financial statement through the date that the financial statement was available to be issued, which date is December 19, 2022.

2. **Promissory notes receivable**

   The Company entered into participation agreements with CEFIA Holdings to purchase a participation interest in CEFIA Holdings' ownership stake of a portfolio of outstanding energy efficiency loans (the SBEA Agreement). This participation interest will provide the Company with revenues on a monthly basis equal to repayments received on CEFIA Holdings' interest of the outstanding principal balance of each loan purchased, or to be purchased, in the SBEA Agreement. The participation by the Company is without recourse to CEFIA Holdings.

2. **Promissory notes receivable (continued)**

The loans are purchased at a discount rate that is established in the purchase agreement. The Company has purchased the loans under 4 separate purchase agreements with discount rate ranging from 2.33% to 4.88%.

Interest income is accrued based upon the amortization of the discount as the loans are repaid.

In the event of a loan default, the loans are 100% backed by the Connecticut Energy Efficiency Fund (CEEF). As such the company has no impaired loans and has not made any provision for loan loss.

The promissory notes receivable is reported net of the discount balance of $112,275.

Year Ended June 30	Loan Portfolio	Discount	Balance
2023	$1,126,659	$ (47,693)	$1,078,966
2024	672,156	(28,814)	643,342
2025	414,977	(20,449)	394,528
2026	220,914	(14,585)	206,329
2027	16,306	(384)	15,922
Thereafter	14,798	(350)	14,448
Totals	$2,465,810	$ (112,275)	$2,353,535

3. **Green Liberty notes payable**

The Company completed crowdfunding raises under Regulation Crowdfunding (REG-CF) for subscriptions to purchase Green Liberty Notes as follows:

Type of Obligation	Issue Date	Maturity Date	Interest Rate	Balance
Crowdfunding 1	1/14/22	1/23/23	1.00%	$ 190,400
Crowdfunding 2	5/13/22	5/19/23	1.50%	114,335
Total				$ 304,735

4. **Related party transactions**

   Sponsor note payable

   In accordance with provisions of the loan agreement, the Company entered into a no-recourse loan with the Green Bank, the sponsor, to fund the purchase of the participation interest. The agreement provides for the Company to borrow, in the aggregate, a principal amount not to exceed $10 million. The note will bear interest at zero percent and will mature and be repaid in full, together with any other amounts due, on June 30, 2032. The Company is not obligated to make any installment payments on the note, and there are no penalties or premiums for prepayments. The loans are subject to certain non-financial covenants specified in the agreement.

   The Company is a direct wholly owned subsidiary of CEFIA Holdings, LLC (CEFIA Holdings). CEFIA Holdings is wholly owned by the Connecticut Green Bank (the "Green Bank", the "Sponsor").

   The Company has borrowed $3,024,057 of the line which is the balance outstanding at year end.

5. **Subsequent events**

   On August 5, 2022, the Company completed a crowdfunding raise under Regulation Crowdfunding (REG-CF) totaling $250,000 in subscriptions to purchase Green Liberty Notes. The sales of the notes resulted in net proceeds of $245,250. These notes have a 2.50% annual interest rate to be paid on the maturity date of August 11, 2023.

   On October 19, 2022, the Company paid CEFIA Holdings $1,114,951 for the purchase of the 13th tranche of SBEA loans under the participation agreement. This tranche includes 261 loans valued at $1,188,512 purchased at a 6.39% discount rate and an additional 5 loans valued at $69,400 purchased at a 6.23% discount rate. The loans are subject to certain non-financial covenants specified in the agreement.

*****

Appendix 3 – Subscription Agreement

CGB Green Liberty Notes, LLC

Subscription Agreement

Green Liberty Notes

4.75% Annual Interest Rate *except for investors who reinvest through the reinvestment offer; those investors receive 5.25% annual interest. Please see the "Reinvestment" section of the subscription agreement[1], and the Form C for full details.*

Interest Paid at Maturity

Maturity Date: February 15, 2023

Minimum Investment: $100

Senior Unsecured Debt

Offering Period: January 9, 2023 to February 9, 2023

Target Offering Amount: $50,000

Maximum Offering Amount: $250,000

Please read and sign this Subscription Agreement promptly, and in no event later than the Offer Close Date.

During the Offering Period, Investors can ask questions directly to the Company on the "Q&A" located on the **CGB Green Liberty Notes, LLC** *Offering Page at* www.raisegreen.com*. Questions related to the function and process of the funding portal can be directed to Raise Green at* investors@RaiseGreen.com*.*

---

[1] The "Reinvestment" Section can be found on page 3 of this Agreement.

dc-1132399

1. Offering.

This Subscription Agreement (this "**Agreement**") addresses the offer for sale (the "**Offering**") during the period from January 9, 2023 to February 9, 2023 subject to adjustment as described below (the "**Offering Period**", the last day of which is the "**Offer Close Date**") of up to $250,000 of unsecured debt securities (the "**Notes**") issued by **CGB Green Liberty Notes, LLC**, a Connecticut limited liability company (the "**Company**"). The Notes will be issued on February 15, 2022 (4 business days immediately succeeding the Offer Close Date - the "**Issuance Date**").

The terms of the Notes are set forth in "Terms of the Offering" in the Form C submitted by the Company to the SEC as attached hereto as Appendix 2 (the "**Form C**", and, together with all related attachments and disclosures thereto, the "**Offering Disclosure Documents**"), and are summarized in Appendix 1 hereto.

The Notes are not being registered under the Securities Act of 1933, as amended ("**Securities Act**"), or under the securities laws of the State of Connecticut (or of any other state or jurisdiction), but rather are being offered by the Company pursuant to certain exemptions from registration under "Regulation Crowdfunding", as adopted by the U.S. Securities and Exchange Commission ("**SEC**") under the Securities Act and the Securities Exchange Act of 1934 (collectively, "**Regulation Crowdfunding**").

In accordance with Regulation Crowdfunding, the Company may elect to shorten the Offering Period by notice to the Offerees not less than five (5) Business Days prior to the new Offer Close Date. The Company may also elect to extend the Offering Period under certain circumstances.

The undersigned (the "**Offeree**") understands that during the Offering Period any material updates to the Offering (including changes to the Offer Close Date) will be communicated to the Offeree via email from Raise Green and will be available on the Company's Offering Page at www.raisegreen.com. The Offeree will be asked to reconfirm its investment commitment by responding to the email, or in another manner if outlined in the communication from Raise Green, and will not be required to reconfirm by re-signing this Agreement.

2. Subscription.

By signing this Agreement, the Offeree confirms that it wishes to subscribe for purchase of Notes (the "**Subscribed Securities**") in an original principal amount ("**Principal Amount**") as set forth on the signature page below. The Offeree's obligation hereunder is unconditional, without limitation, and does not depend on the issue and sale of any other Subscribed Securities to any other person or entity.

Allocations of Investments

Allocations of investments in the Offering will be made on a first come first served basis. The Company intends for the maximum investment to be $10,100 per Offeree, except for 501(c)(3) organizations who may invest up to $25,000. However, through January 29th, 2023 (the "**Priority Period**"), priority will be given first to investors who

reinvest through the reinvestment offer, and then to Connecticut residents who invest $1,050 or less (prioritizing smaller over larger investments within this group), and then to all other investors, regardless of their state of residence, who invest $1,050 or less (prioritizing smaller over larger investments within this group), until the Maximum Offering Amount is reached. If total subscriptions for investments of $1,050 or less do not exceed the Maximum Offering Amount during the Priority Period, additional subscriptions for investments will be allocated on a first come first served basis. The Company is under no obligation to accept any additional subscriptions for the Subscribed Securities once the Company has received subscriptions for the Maximum Offering Amount (Investments placed above the maximums may be declined).

Reinvestment

For Investors who invested in the first CGB Green Liberty Notes offering (1% annual interest rate maturing on January 21, 2023 or "Offering 1"): You are eligible for an increase in interest rate from 4.75% to 5.25% on an investment of up to $10,100 in this new offering, if you meet all of the below:

- You purchased the Note during the original Offer 1 period (December 14, 2021- January 14, 2022)
- You currently own, or have received the proceeds from, the Offering 1 Note
- Your new investment is from the same account
- Your new investment is not greater than $10,100 (regardless of the original investment amount)
- You select **one of the two methods** to invest in the new offering:
  - **Automatically reinvest** your maturing proceeds (*see below*) in one transaction - **only available from January 9th through January 15th**
  - **Input one transaction** with your selected amount up to $10,100 - pay with ACH, Check, or Wire - during the offering period.

You will receive confirmation of the increased interest rate in your final "Transaction Complete" email from Raise Green sent after the Close of the offering.

To automatically reinvest your maturing proceeds (both interest and principal), **in lieu of being repaid at maturity**, you follow the regular investment process:

- Click into this newest CGB Green Liberty Notes offering at https://invest.raisegreen.com/offerings
- Click "Invest," input the exact amount of your proceeds as the commitment amount (To find your exact proceeds- refer to the January 9, 2023 email from CGB with your proceeds amount)

- At the payment method stage, select "Reinvest Offering 1 Proceeds"
- Sign the reinvest proceeds agreement, then your subscription agreement
- From there, CGB Green Liberty Notes will transfer the relevant proceeds directly to the escrow provider to pay for your new investment commitment.
- Note: Investors can still cancel their reinvestment transaction up to 48 hours before the close date and receive a full refund.
- *Unfortunately, this automatic reinvestment process is not available to Self Directed IRAs.*

The Offeree also understands that (i) the Company has the unconditional right, in its sole discretion, to accept, partially accept, or reject this subscription, or withdraw or abandon the Offering in whole or in part, and (ii) this subscription is contingent on the Offeree qualifying under the suitability standards described below, signing the agreement and paying the Purchase Price as described below.

This subscription is deemed to be accepted by the Company only when i) the Offeree's payment for the Subscribed Securities has been received by North Capital Private Securities (the "**Escrow Agent**"), ii) this Agreement has been signed by the Offeree, and iii) this Agreement is signed by a duly authorized representative of the Company and delivered to the Offeree after the Closing (as defined below).

At any time up to 48 hours prior to the Offer Close Date, the Offeree may cancel any investment commitment made in connection with the Offering for any reason, in which case any amounts paid by the Offeree, including those paid by automatic reinvestment (see above), will be refunded to the Offeree in full (without interest).

3. Closing and Payment.

The closing of the purchase and sale of the Subscribed Securities (the "**Closing**") will take place on the Issuance Date or at such other time as the Company may designate by notice to the Offeree.

The Offeree's payment for the Subscribed Securities shall be made to the Escrow Agent in immediately available funds (or other means approved by the Company prior to the Offer Close Date) the full purchase price for the Subscribed Securities (the "**Purchase Price**") equal to 100% of Principal Amount thereof, and shall use reasonable efforts to do so prior to the Offer Close Date.

On or about the Issuance Date, if the Company has accepted the Offeree's subscription, the Company will countersign this Agreement, the Escrow Agent will release the funds to the Company, and the Company will issue the Subscribed Securities to the Offeree.

The Offeree understands that: (i) if its subscription is rejected in whole, or in part, or if the Offering is withdrawn, the funds that the Offeree has deposited constituting the Purchase Price will be refunded promptly without interest; and (ii) if the Offeree's subscription is accepted, such funds will be released to the Company as payment of the Purchase Price.

4. Record of Purchase; Uncertificated Securities.

If the Offeree's subscription is accepted in whole or in part by the Company, the Offeree will receive a signed counterpart of this Agreement as a record of its purchase of the Subscribed Securities. This process may take several days or more after the Offer Close Date.

The Offeree will also receive notice from the Company after the Offer Close Date of the digital entry of the Subscribed Securities as reflected on the books and records of the Company.

The Company will maintain all books and records electronically. The Offeree hereby waives any right to receive a physical certificate representing the Subscribed Securities and consents and agrees to the issuance of uncertificated Notes.

5. Representations and Warranties of the Company.

The Company represents and warrants to the Offeree with respect to the transactions contemplated hereby as follows:

(a) *Organization and Standing*

The Company is a limited liability company duly organized and existing under the laws of the State of Connecticut and is in good standing under such laws. The Company has the requisite power to own its assets and to carry on its business as presently conducted and as proposed to be conducted.

(b) *Power*

The Company has all requisite power to execute and deliver this Agreement, and to carry out and perform its obligations under the terms of this Agreement. This Agreement will be duly authorized and executed by the Company, and will represent a valid, binding, and enforceable obligation of the Company in accordance with its terms.

(c) *Authorization*

The Notes, when authorized and issued in compliance with the provisions of this Agreement and the Appendices hereto, will be validly issued, fully paid, and non-assessable, and will be free of any liens or encumbrances; provided, however, that the Notes will be subject to restrictions on transfer under state and federal securities laws and as otherwise set forth herein.

6. Representations and Warranties of the Offeree.

The Offeree represents and warrants to the Company and Raise Green as follows:

(a) <u>*Suitability Standards*</u>

(i)   the Offeree is familiar with and understands the business and financial position of the Company, the risks of an investment in the Company, and the rights and restrictions applicable to the Subscribed Securities, all as described in the Offering Disclosure Documents;

(ii)   the Offeree (together with its professional advisors or representatives, if any) has sufficient knowledge and experience in business and financial matters to be capable of evaluating the merits and risks of an investment in the Company and the Subscribed Securities;

(iii)   the Offeree can bear the economic risk of the purchase of the Subscribed Securities, including the total loss of the Offeree's investment in the Subscribed Securities, and has adequate means for the Offeree's current needs and possible contingencies and has no need for liquidity in this investment;

(iv)   any financial information that it has provided to Raise Green and in this Agreement accurately reflects its financial condition at the Issuance Date, and the Offeree anticipates no material adverse change to that condition;

(v)   all of the information the Offeree has provided in this Agreement is complete, true, and correct in all material respects; and

(vi)   Including the Purchase Price set forth on the signature page hereto, in the past 12-month period the Offeree has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding. Rule 100(a)(2) of Regulation Crowdfunding is included in Appendix 4 for reference;

(b) <u>*Disclosure of Information*</u>

(i)   the Offeree has had access to such information concerning the Company and the Subscribed Securities as the Offeree deems necessary to enable it to make an informed investment decision concerning the purchase of the Subscribed Securities;

(ii)   the Offeree has received and read the Offering Disclosure Documents (including without limitation any disclosure related to certain "risk factors" incident to an investment in the Subscribed Securities) including all exhibits, appendices, attachments, and supplements thereto;

(iii)   the Offeree has been offered the opportunity to ask such questions and inspect such documents concerning the Company and its business and affairs as the Offeree has requested; and

(iv)   in determining to purchase the Subscribed Securities, the Offeree has relied solely upon the advice of the Offeree's legal counsel, accountant and other financial advisors with respect to the tax, investment, and other consequences involved in purchasing the Subscribed Securities, and acknowledges that the information provided in the Offering

Disclosure Documents does not constitute investment, accounting, legal, or tax advice from the Company or Raise Green.

(c)   *Power & Authority*

(i)   if the Offeree is an individual, that the Offeree (A) is at least eighteen (18) years of age; (B) maintains his or her principal residence in the State shown on the Signature Page; and (C) has the adequate means of providing for his or her current needs and all personal and business contingencies; and

(ii)   the Offeree has all requisite authority (and in the case of an individual, the capacity) to purchase the Subscribed Securities, enter into this Agreement, and to perform all the obligations required to be performed by the Offeree pursuant to this Agreement, and such purchase will not contravene with any law, rule or regulation binding on the Offeree or any investment guideline or restriction applicable to the Offeree, and this Agreement constitutes the Offeree's valid and legally binding obligation, enforceable in accordance with its terms.

(d)   *No Resale; No Withholding; Manner of Offering*

(i)   the Offeree is acquiring the Subscribed Securities for its own account, not as nominee or agent, without a view to distribution or resale of any part thereof and that the Offeree has no present intention, agreement or arrangement to sell, or otherwise transfer, distribute or dispose of any part of the Subscribed Securities to any other person (other than as expressly permitted by law); and

(ii)   the Offeree is not subject to backup withholding;

(e)   *Updates and Reliance*

The Offeree shall notify Raise Green at Investors@raisegreen.com immediately of any material change in any statement made by the Offeree in this Agreement occurring prior to the closing of the purchase of the Subscribed Securities.

The Offeree understands that the Company and Raise Green are relying on the accuracy and completeness of the representations made by the Offeree to Raise Green and in this Agreement.

7.   Acknowledgements and Understandings of the Offeree.

The Offeree acknowledges and confirms to Raise Green and the Company that it understands the following:

(a)   *No Registration; No Reliance*

(i)   the Subscribed Securities have not been registered under the Securities Act or the securities laws of any state (including without limitation the State of Connecticut);

(ii)   no federal or state agency, including the SEC, has passed upon, or endorsed, the merits of this Offering or the accuracy or adequacy of the information contained in the

Offering Disclosure Documents, or made any finding or determination as to the appropriateness of the Subscribed Securities for public investment;

(iii) the Company has no obligation or intention to register any of the Subscribed Securities for resale under the Securities Act or any state securities laws, or to take any action which would make available any exemption from the registration requirements of any such laws, and that the Offeree may be precluded from selling or otherwise transferring the Subscribed Securities or any portion thereof unless the transfer is otherwise in accordance with such laws and the terms of the Offering Disclosure Documents; and even if the Subscribed Securities were to become freely transferable, a secondary market in the Subscribed Securities may not develop;

(iv) the Subscribed Securities are characterized as "restricted securities" under the federal securities laws inasmuch as they are being or will be acquired from the Company in a transaction not involving a public offering, and that under such laws and applicable regulations such securities will be subject to restrictions upon their transferability; the Subscribed Securities will not be, and the Offeree will have no right to require that they be, registered under such laws; there is no public market for the Subscribed Securities, and none is expected to develop; accordingly, it may not be possible for the Offeree to liquidate its investment in the Company;

(v) it is not relying and will not rely on any communication (written or oral) of the Company, Raise Green, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Subscribed Securities; and

(vi) none of the Company, Raise Green or any of their respective affiliates has made any representation regarding the proper characterization of the Subscribed Securities for purposes of determining the Offeree's authority or suitability to invest in them.

(b) *Transfer Restrictions*

(i) the Subscribed Securities are restricted from transfer for a period of time under applicable federal and state securities laws and that the Securities Act and the rules of the SEC provide in substance that the Offeree may dispose of the Securities only (A) pursuant to an effective registration statement under the Securities Act, or an exemption therefrom, or (B) as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply (See Appendix 3 - Restrictions on the Transfer or Sale of Securities - for important details on restrictions);

(ii) the Company has not: (A) given any guarantee or representation as to the potential success, return, effector benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Subscribed Securities; or (B) made any representation to the Offeree regarding the legality of an investment in the Subscribed Securities under applicable legal investment or similar laws or regulations;

(iii)   consequently, the Offeree will bear the economic risks of the investment in the Subscribed Securities for an indefinite period of time.

(c)   <u>*No Cancellation*</u>

The Offeree understands that it may not cancel, terminate or revoke this Agreement except (i) as set forth in Section 2 above, or (ii) as may be applicable in accordance with applicable securities laws, the Securities Act, or other applicable law, and that this Agreement will survive his or her death or disability and is binding on his or her heirs, executors, administrators, successors and assigns.

8.   Covenants of the Offeree.

The Offeree covenants and agrees as follows:

(i)   the Offeree shall, within ten (10) days after the receipt of a written request from the Company, provide such information, and shall execute and deliver such documents, as reasonably may be necessary for the Company to comply with any and all laws and regulations to which the Company is subject;

(ii)   for the first year after purchase of the Subscribed Securities, the Offeree shall not sell, assign, pledge, give, transfer or otherwise dispose of the Subscribed Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except with the prior written consent of the Company, which consent shall not be unreasonably withheld if the proposed transfer complies with the requirements of Appendix 3 for such period;

9.   Indemnification.

The Offeree shall indemnify, hold harmless and defend (i) the Company, (ii) the member or other owners of the Company, (iii) Raise Green, and (iv) the other Holders, together with their respective officers, directors, employees, agents, affiliates, successors, and permitted assigns (the "Indemnified Parties"), from all damages, losses, costs, and expenses (including reasonable attorneys' fees) that they may incur by reason of the Offeree's failure to fulfill any of the terms or conditions of this Agreement or by reason of any breach of the representations, warranties, and covenants made by the Offeree in this Agreement or in connection with any other Offering Disclosure Documents.

10.   Information and Notices.

All notices and other communications provided for herein shall be in writing and are deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid to the following addresses (or such other address as either party specifies by notice in writing to the other):

If to the Company:

Name: __**CGB Green Liberty Notes, LLC**_____

Address: **__ 75 Charter Oak Avenue, Hartford, CT 06106**

Tel: **__ 860.257.2892_____**

Attention: **__General Counsel_____**

If to the Offeree, to the address set forth on the signature page hereto.

If at any time during the period that the Subscribed Securities are outstanding the Offeree's contact information changes, the Offeree shall promptly notify the Company of such changes in writing.

11.   Miscellaneous.

(a)   Entire Agreement

This Agreement together with the appendices, exhibits, schedules, and attachments hereto, represents the entire agreement between the parties and supersedes all prior agreements or understandings between the parties. All appendices, exhibits, schedules, and attachments to this Agreement are incorporated in this Agreement as if set forth in full.

(b)   Governing Law; Consent to Jurisdiction

This Agreement and any and all claims and disputes arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the State of Connecticut, with applying any conflict of law principles. The parties hereby consent to the personal jurisdiction of all federal and state courts in Connecticut and agree that venue shall lie exclusively in Hartford County, CT.

(c)   Survival of Representations

All agreements, representations, warranties and covenants made in writing by or on behalf of the Company or the Offeree in connection with the transactions contemplated by this Agreement, shall survive execution and delivery of this Agreement.

(d)   Amendment and Waiver

(i)   Subject to clause 11(d)(ii) below, neither this Agreement nor any provision hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any modification, change, discharge or termination is sought.

(ii)   Any term of the Notes may be amended or waived with the written consent of the Company and the Holders of a majority of the outstanding principal amount of the Notes (the "**Majority Holders**"). Upon the effectuation of such waiver or amendment with the consent of the Majority Holders in conformance with this paragraph, such amendment or waiver shall be effective as to, and binding against the Holders of, all of the Notes. The Company shall promptly give written notice thereof to each Holder that

has not previously consented to such amendment or waiver in writing, but the failure to give such notice does not affect the validity of such amendment or waiver.

(e)   Binding on Successors; Restriction on Assignment

Except as otherwise expressly provided in this Agreement, the provisions of this Agreement shall inure to the benefit of, and be binding on, the successors, assigns, heirs, executors, and administrators of the parties to this Agreement; provided however, that the Offeree may not assign any of its rights or obligations under this Agreement without the prior written consent of the Company, which may be withheld in its absolute discretion.

(f)   Severability

If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

(g)   Headings

The various headings of this Agreement are for convenience of reference only, shall not affect the meaning or interpretation of this Agreement, and shall not be considered in construing this Agreement.

(h)   Fees and Expenses

Each party will pay the fees, expenses, and disbursements of its own counsel in connection with this Agreement and any amendments or waivers under or in respect to this Agreement.

(i)   Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

Signature Page

IN WITNESS WHEREOF, intending to be legally bound, the Offeree has executed this Subscription Agreement as of the date set forth below.

By (Signature*): _____

Print Name: _____

Subscribed Securities (i.e. Principal Amount) $_____

Total Dollar Amount (Purchase Price) of the Subscribed Securities: $_____

*By signing here, you represent that you are an "authorized signatory" for the account purchasing the subscribed securities

Offeree's Notice Address:

     Offeree Name:_____

     Mailing Address: _____

                        _____

     Email: _____

     Attention: _____

The offer to purchase Subscribed Securities as set forth above is confirmed and accepted by the Company as to the Principal Amount set forth immediately above for a like amount to be paid by the Offeree as of the date set forth below.

CGB Green Liberty Notes, LLC

By: **_____**

Print Name: **_____Bryan Garcia_____**

Title: **_____Duly Authorized_____**

Issuance Date: **_____February 15, 2023_____**

Appendix 1 Terms of Notes

The Notes are being issued on the Issuance Date specified on the signature page hereto in connection with the securities offering by the Company in an aggregate principal amount of up to $250,000, pursuant to the terms of the Subscription Agreements (the "Subscription Agreements") between the Company and each holder of the Notes.

The Green Liberty Notes represent an obligation solely of the Company, CGB Green Liberty Notes, LLC, and are not insured or guaranteed by the State of Connecticut, the Connecticut Green Bank or any affiliates or any other person or entity.

Principal Payments

Subject to the terms and conditions set forth herein, the Company shall pay to the Offeree named on the signature page hereto (the "Holder") on the first anniversary of the Issuance Date (the "Maturity Date"), the original principal amount of the Notes specified on the signature page hereto.

Interest Accrual and Payments

Interest on the principal amount of the Notes shall accrue from and including the Issuance Date to, but excluding the date such principal amount is paid, at a simple interest rate equal to four and three-quarter percent (4.75%) per annum, calculated based on a 365-day year for the actual number of days elapsed. Note: The simple interest rate is equal to five and one-quarter percent (5.25%) per annum on reinvested proceeds from CGB Green Liberty Notes - 1% annual interest rate due January 21, 2023.

The Company shall pay accrued and unpaid interest to each Holder (i) on the Maturity Date ("Interest Payment Date").

Prior to the Maturity Date the Company shall prepay the principal amount of the Notes in whole (a "Mandatory Redemption") as set forth below on the date of any (i) Event of Default or (ii) Change of Control (as defined below).

All Payments on Business Days; Payments to Holder on Record Date

If the Maturity Date, any Interest Payment Date, or any Mandatory Redemption Date (each, a "Payment Date") falls on a day that is not a Business Day, the required payment shall be made on the next succeeding Business Day.

All payments shall be made to whoever is the Holder on the Record Date with respect to such payment, as reflected on the books and records of the Company.

As used herein, "Business Day" means any day except a Saturday, Sunday or other day on which commercial banks in The City of New York, New York or Connecticut are authorized by law to close, and (ii) "Record Date" means, with respect to any Payment Date (whether or not it is a Business Day), the Business Day that is ten (10) Business Days prior to such Payment Date.

Financial Covenant

The Company will maintain a projected debt service coverage ratio of 2.0x or greater while Notes are outstanding. The Company will also maintain, at all times, at least a 1.0x coverage of this issuance of Green Liberty Notes within a debt reserve fund.

Seniority

The indebtedness evidenced by the Notes is Senior in right of payment to the payment in full of any Other Indebtedness in existence on the Issuance Date or thereafter incurred. Notwithstanding the forgoing, (i) the indebtedness evidenced by the Notes shall be made on a parity with other unsecured debt securities which may be issued by the Company, and (ii) the Company may make payments of principal, interest, fees or expenses with respect to any Other Indebtedness provided that (a) no Event of Default under the Notes has occurred and is continuing and (b) any such payments of principal, interest, fees or expenses with respect to any Other Indebtedness do not or are not reasonably believed by the Company to result in an Event of Default.

"Other Indebtedness" means, unless expressly subordinated to or made on a parity with the amounts due under the Notes, all amounts due in connection with (i) indebtedness of the Company to banks, commercial finance lenders, insurance companies, leasing or equipment financing institutions, or other lending institutions regularly engaged in the business of lending money (but excluding venture capital, investment banking or similar institutions and their affiliates that sometimes engage in lending activities but that are primarily engaged in investments in equity securities), that is for money borrowed, or purchase or leasing of equipment in the case of lease or other equipment financing, by the Company, whether or not secured, and (ii) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Indebtedness, or any indebtedness arising from the satisfaction of such Indebtedness by a guarantor.

Application of Payments

The Company shall pay all amounts due on the Notes in lawful money of the United States of America, in immediately available funds, at the place as the Holder may designate from time to time in writing to the Company. All payments shall be applied (i) to the Notes pro rata, based on the aggregate principal balance of all outstanding Notes, and (ii) with respect to each Note, first to interest due, and then to principal.

Events of Default

The occurrence of any of the following events constitutes an event of default (an "Event of Default"): (i) the Company fails to pay any principal or interest due on the Notes, and such failure continues for a period of fifteen (15) days; (ii) the Company has breached a covenant in any material respect, and such breach remains uncured for thirty (30) days; (iii) any material representation or warranty of the Company proves to have been untrue in any material respect when made; (iv) the Company is adjudicated bankrupt or insolvent under the federal

bankruptcy laws or any similar jurisdiction; or (v) the Company has instituted proceedings to be adjudicated as a voluntary bankruptcy or a petition seeking reorganization or an arrangement with creditors under the federal bankruptcy laws, or any similar applicable federal or state law, or makes an assignment for the benefit of creditors.

Change of Control

If the Company consummates a Change of Control (as defined below) while the Notes remain outstanding, then the Company shall repay the Holders in cash in an amount equal to the sum of (i) the outstanding principal amount of the Notes plus (ii) any unpaid accrued interest on the outstanding principal. The Company shall give the Holder notice of a Change of Control at least 5 Business Days prior to the effective date of such Change of Control.

"Change of Control" means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock or ownership percentage, of the Company immediately prior thereto continue to represent a majority of the voting power of the surviving entity immediately thereafter; (ii) any transaction or series of related transactions to which the Company is a party in which more than 50% of the Company's voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; provided, however, that in all cases a Change of Control does not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is canceled or converted, or a combination thereof.

Appendix 2 Offering Disclosure Documents

The Form C and all Offering Disclosure documents are available on the SEC EDGAR database.

Type in CGB Green Liberty Notes, LLC in the "company and person lookup" box.

The Company's Offering page that can be found on www.raisegreen.com has a Forum Section for Crowd and Company Live Questions and Answers!

Appendix 3 Restrictions on the Transfer or Sale Of Securities

Advance written notice to the Company is required for any proposed transfer or sale of the securities.

Within the First Year after the Purchase

During the period of one year from when the securities were issued, the securities generally may not be resold, pledged or transferred unless: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D (see Appendix 5), or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships.

The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

At any time after Purchase

The securities may not be resold, pledged or transferred without the prior written consent of the Company, which consent shall not be unreasonably withheld if the holder thereof gives notice to the Company of such holder's intention to effect such sale, pledge, or transfer, and

(a) there is in effect a registration statement under the Securities Act covering the proposed transaction; or

(b) such notice describes the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, is accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably

satisfactory to the Company to the effect that the proposed sale, pledge, or transfer of the securities may be effected without registration under the Securities Act.

Appendix 4 Non-accredited investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding

The following is an extract of 17 C.F.R. Part 227 - REGULATION CROWDFUNDING, GENERAL RULES AND REGULATIONS, which may be accessed in its entirety at https://www.ecfr.gov/current/title-17/chapter-II/part-227.

Reference: 17 C.F.R. § 227.100(a)(2).

(2) Where the purchaser is not an accredited investor (as defined in Rule 501 (§ 230.501 of this chapter)), the aggregate amount of securities sold to such an investor across all issuers in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the 12-month period preceding the date of such transaction, including the securities sold to such investor in such transaction, shall not exceed:

  (i) The greater of $2,200, or 5 percent of the greater of the investor's annual income or net worth, if either the investor's annual income or net worth is less than $107,000; or

  (ii) Ten percent of the greater of the investor's annual income or net worth, not to exceed an amount sold of $107,000, if both the investor's annual income and net worth are equal to or more than $107,000;

Instruction 1 to paragraph (a)(2). To determine the investment limit for a natural person, the person's annual income and net worth shall be calculated as those values are calculated for purposes of determining accredited investor status in accordance with § 230.501 of this chapter.

Instruction 2 to paragraph (a)(2). A person's annual income and net worth may be calculated jointly with that person's spouse; however, when such a joint calculation is used, the aggregate investment of the investor spouses may not exceed the limit that would apply to an individual investor at that income or net worth level.

Instruction 3 to paragraph (a)(2). An issuer offering and selling securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) may rely on the efforts of an intermediary required by § 227.303(b) to ensure that the aggregate amount of securities purchased by an investor in offerings pursuant to section 4(a)(6) of the Securities Act will not cause the investor to exceed the limit set forth in section 4(a)(6) of the Securities Act and § 227.100(a)(2), *provided that* the issuer does not know that the investor has exceeded the investor limits or would exceed the investor limits as a result of purchasing securities in the issuer's offering.

Appendix 5 Rule 501(a) of Regulation D

17 C.F.R. § 230.501 may be accessed at:

https://www.ecfr.gov/current/title-17/chapter-II/part-230/subject-group-ECFR6e651a4c86c0174/section-230.501

Appendix 4 –Offering Page and Video Transcript



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CGB Green Liberty Notes, LLC

Green Liberty Notes - 5th Offer

Accelerating green energy adoption in Connecticut

$250K Maximum Offering Amount



1%
COMMITTED
$2.5K

INVEST

OVERVIEW   TERMS & FINANCIALS   FAQS   DOCUMENTS   VIDEO   UPDATES

 **Raise Green**    ⁰

society with a healthier and more prosperous future

Introducing our crowdfunding offering





Did you invest in our [first offering back in December 2021/January 2022](#)? You may be eligible for a higher interest rate when they reinvest in this new offering! See the "Reinvestment" section of the "Terms & Financials" tab for more details.

 **Raise Green**

 **Raise Green**

(offered quarterly).

- Independently verified Green Bonds - you can be assured that all proceeds will help strengthen communities and combat climate change.

- Investments in the Notes help finance a program that gives zero-interest energy efficiency loans to small businesses, so they can reduce their energy costs and directly improve their bottom lines.

- After four prior successful pilot offerings, this will be the fifth issuance of the Green Liberty Notes to expand the Green Bank's impact in Connecticut.

- This innovative offering is a One Year Debt Note with a Minimum Investment of just $100, and a a 4.75% interest rate (compare to CDs!)** - and now, investors from CGB's first offer can get a boost to 5.25%! See the "Terms & Financials" section for more details.

- With markets changing, this 1-year term means investors can have a positive community and climate impact, while still receiving their investment with interest to redeploy in the near term. See "Terms & Financials" tab for full details.

- The Green Bank has designed this offering as a low-risk investment, providing investors a Green Bond designated alternative to 1 year CDs, and consumer bank savings accounts that pay lower interest.***

- Since its inception as the nation's first green bank, the Connecticut Green Bank has mobilized over $2.26 billion of investment into Connecticut's clean energy economy. Learn more about what a green bank is below!

*"Designated Green Bond" refers to the Green Bond designation described below.

**The Green Liberty Notes represent an obligation of the Company and are not insured or guaranteed by the State of Connecticut, Connecticut Green Bank or the FDIC. Risks associated with GLNs are described in the Form C.

***National average savings account rate of 0.13% as of 9.21.22 (bankrate.com).



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The Opportunity

 **Raise Green**

The Company is raising capital to allow everyday Connecticut residents a chance to take part in its work to grow the green economy in Connecticut. Investments in this offering support the Small Business Energy Advantage (SBEA) program. The SBEA program enables small business, municipal and state customers to reduce their energy costs by making energy efficiency upgrades in their offices, shops, restaurants, and factories, using zero interest loans. Participants in the SBEA program can borrow up to $100,000 for commercial and industrial customers or $500,000 for municipalities, and repay their financing on their electric bills.

The Green Bank, through its subsidiaries and partnerships, including the Company, aims to achieve the following three goals:

- To leverage limited public resources to scale-up and mobilize private capital investment in the green economy of Connecticut.
- To strengthen Connecticut's communities, especially vulnerable communities, by making the benefits of the green economy inclusive and accessible to all individuals, families, and businesses.
- To pursue investment strategies that advance market transformation in green investing while supporting the organization's pursuit of financial sustainability.

Spread the Word!

 **Raise Green**

  0





The Impact

 **Raise Green**

businesses and governments who otherwise would not have the opportunity.

- First, the innovative recapitalization of the SBEA program (which will back the Green Liberty Notes and is explained in detail in the "Business Plan" section of the [Form C](#)) has allowed the Green Bank, through the Member, to attract $70.2M of private capital with a Green Bank Investment of just $7.8M.

- Second, the SBEA program strengthens Connecticut communities by making interest-free energy efficiency loans available to small businesses and governments who otherwise would not have access to them.

- Lastly, the Notes are expected to advance market transformation as the first one-year, designated Green Bond, Crowdfunded debt note.

 **Raise Green**



 **Raise Green**

finance or re-finance, in part or in full, new and/or existing eligible Green Projects and which are aligned with the four core components of the Green Bond Principles. The four core components are: 1. Use of Proceeds; 2. Process for Project Evaluation and Selection; 3. Management of Proceeds; and 4. Reporting.

Kestrel Verifiers has determined that the CGB Green Liberty Notes are in conformance with the four core components of the ICMA Green Bond Principles, as described in Kestrel Verifiers' 'Second Party Opinion', a copy of which is included in the Documents Tab on this page. They also noted that this issuance will support and advance Goals 7, 9, and 12 of the United Nations Sustainable Development Goals.

Please refer to the Form C for full details.

The Company

 **Raise Green**

liability company that is a direct wholly-owned subsidiary of CEFIA Holdings LLC ("the Member"). The Member is wholly owned by the Connecticut Green Bank (the "Green Bank" or the "Parent" or "CGB"). The Company is located at 75 Charter Oak Avenue, Suite 1-103, Hartford, CT 06106, United States, and its website address is: invest.ctgreenbank.com.

The Parent Company of the Issuer is the Connecticut Green Bank. The Green Bank is the nation's first green bank, with a mission to confront climate change and provide all of society a healthier and more prosperous future by increasing and accelerating the flow of private capital into markets that energize the green economy. The Green Bank is a quasi-public state agency of the State of Connecticut.

The Company is 100% owned by the Connecticut Green Bank, and is managed by executives of the Connecticut Green Bank. The Company was created to enable access to crowdfunded investments. As such, this offering is not an offering from the Parent.

Why Invest?

 **Raise Green**

Since 2011, the Connecticut Green Bank has successfully been increasing the flow of private capital into the state's green energy economy.

Now, with Green Liberty Notes, practically everyone can participate in this solution.

The proceeds from these Notes will go towards supporting small businesses who are advancing energy efficiency in their buildings. This will help save them energy costs and directly go to their bottom line.

The Notes are designated Green Bonds by Kestrel Verifiers, an Approved Verifier accredited by the Climate Bonds Initiative, which means they are in conformance with the four core components of the International Capital Market Association (ICMA) Green Bond Principles, a globally recognized set of standards used by institutional bond issuers.

The Company has strong financials with an expected debt service coverage ratio of over 2.0 times during the life of the Note. See the Form C for complete details on the offering.

"We've designed our Green Liberty Notes so with as little as $100 so practically everyone can participate in Connecticut's green economy."

- Bert Hunter, Executive Vice President and Chief Investment Officer, Connecticut Green Bank

---

 **Raise Green**

- A green bank accelerates the deployment of clean energy using limited public dollars to attract private capital investment in clean energy projects.
- In doing so, it makes clean energy more affordable and accessible to consumers.
- The green bank model upended the government subsidy-driven approach to clean energy by working with private-sector investors to create low-cost, long-term sustainable financing to maximize the use of public funds.
- The Connecticut Green Bank recently marked ten years of its model successfully enabling progress towards its goal of confronting climate change, by mobilizing private investment into the state's green economy.

Press



 **Raise Green**



"The local finance revolution dovetails with the green revolution. Our climate goals can be accomplished in hundreds of thousands of jigsaw pieces, financed by millions of American investors."

- Newsweek

Team

 



Bryan Garcia

President and CEO, Connecticut Green Bank

Bryan Garcia is the president and CEO of the Connecticut Green Bank, the nation's first state-level green bank. Before joining the Green Bank, Garcia was program director for the Yale Center for Business and the Environment. At Yale, Garcia led efforts to develop a leading global program responsible for preparing environmental leaders for business and society. He holds a B.S. degree in political economy of natural resources from U.C. Berkeley, M.P.A. in public and non-profit administration and an M.B.A. in finance from New York University, and an M.E.M. degree from Yale University.



Brian Farnen

General Counsel and Chief Legal Officer, Connecticut Green Bank

As General Counsel and Chief Legal Officer for the Connecticut Green Bank, the nation's first green bank, Brian directs all legal, legislative and regulatory affairs. Brian was an attorney with the AmLaw 100 law firm Edwards Angell Palmer & Dodge before accepting a position with Sikorsky Aircraft as a senior attorney. At Sikorsky, Brian provided legal counsel for the majority of Sikorsky's strategic international sales campaigns and oversaw all global environmental, health and safety legal matters. Brian obtained his Bachelor of Arts Degree from the University of Connecticut. He went on to earn both his Juris Doctorate and Masters of Business Administration from the University of Connecticut School of Law and School of Business, respectively. Brian is currently an adjunct professor at the undergraduate and graduate level teaching business law, financial regulation and ethics.

 Raise Green



Bert Hunter

Executive Vice President and Chief Investment Officer, Connecticut Green Bank

As Chief Investment Officer of the Connecticut Green Bank, Bert leads the finance team's development of new and innovative financing programs that attract more private capital to scale-up the state's clean energy investments, including energy efficiency, renewables and alternative fuel vehicles and associated infrastructure. Bert was Vice President of Finance and Chief Financial Officer of Spectrum Capital, Ltd, an investment bank focused on commercial aircraft finance and investment in U.S. electric power generation. Prior to Spectrum, Bert was the treasurer of the international leasing company of Chemical Bank, where he managed the funding for a billion-dollar portfolio of aircraft and equipment loans and leases outside the United States. Bert is an alumnus, a former Trustee and former member of the Board of Visitors of Wake Forest University (BS) and received his MBA from the Wharton School at the University of Pennsylvania.



Mackey Dykes

Vice President of Financing Programs, Connecticut Green Bank

Mackey joined the Connecticut Green Bank in 2012, where he leads the Commercial and Industrial Programs. Prior to joining the Connecticut Green Bank, Mackey was the White House Liaison at the U.S. Department of Energy. He has also held leadership positions in several political campaigns. He holds a Bachelor of Science degree in Political Science from Vanderbilt University.

 **Raise Green**

  

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANYTHING YOU CANNOT LOSE ENTIRELY.

[Full details of the offering are available in the Form C filed on the Securities and Exchange Commission's EDGAR Database.](#)

You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Investors should carefully read the Issuer's Offering Materials, including the Form C and this Offering Page. Investors should seek advice from a financial advisor and ask questions, if any, directly to the Company on the Q&A Tab above. Raise Green does not provide financial, tax, accounting, or legal advice, and does not recommend any particular investment. Investors must take into consideration their own particular financial circumstances prior to investing.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company Risks

 **Raise Green**

The SBEA program is designed such that resources from the Connecticut Energy Efficiency Fund ("CEEF") are used by Eversource (as agent for the CEEF) to repay the Member for any loan losses from the Master Purchase Agreement. If the CEEF is no longer able to perform this role, the Member and the Company would be exposed to these loan losses without any available recourse. Such a situation could impact the ability of the issuer to repay the Notes.

Eversource Risk

There is a risk that Eversource will not perform its duties which include: review and selection of loan applications vs loan criteria, and importantly for note holders, service loans in a professional and timely manner. Eversource also acts as an agent for the CEEF, and any delay in the repayment of loans or delinquent balances to the Member could impact its ability to pay the Company, and as a consequence this could impact the issuer's ability to pay the noteholder their principal and interest.

Customer Repayment Risk

There is a risk that Customers fail to pay Eversource and default on their loans. If a substantial group of borrowers default, as a result of COVID-19 restrictions, general economic conditions, Force Majeure events or any other reason, it could overwhelm the CEEF's ability to cover the loan losses. Depending on the scale of the defaults, this could lead to a delay in repayments from CEEF or a complete inability to cover the losses.

COVID-19

The COVID-19 pandemic is still ongoing and another wave of cases could bring back economic restrictions that inhibit the ability of SBEA customers to keep their businesses open and pay their loans. Building owners may also experience unexpected financial difficulties given unemployment rates and supply chain issues and thus default on, or delay their loan payments. Such defaults could result in the conditions described in the Customer Repayment Risk section.

General economic conditions

The success of the Company can be impacted by general economic conditions. If a large-scale economic downturn, like the great recession or the economic downturn that resulted

 

Raise Green

With fixed income securities (such as the Notes) there is a promise by the Company to pay you interest and your principal investment back in the future (pursuant to the applicable terms and conditions of such security). And because with fixed income, the amounts payable on the Notes are fixed amounts, a noteholder does not have the ability to participate in any economic upside potential that an equity investor does if the Company is very successful.

Credit Risk

There is no guarantee that the Company will be able to make the fixed amounts payable to a noteholder or for that matter pay other liabilities. If the Company should default on a scheduled payment, goes into bankruptcy, becomes insolvent, or otherwise is unable to pay its debts as they become due, then the Company may not be able to satisfy its payment obligations under the Note, and an investor may therefore either suffer a loss of their investment or not realize their anticipated return on their investment.

Unsecured Risk

The notes are not secured by specific collateral; that is, the noteholders have no special rights to the assets of the Company in order to reclaim their investment. Rather, in a bankruptcy scenario, the noteholders rely on a trustee to sell the assets and pay the noteholder with the proceeds of the assets.

Valuation risk

There is currently a very limited market of comparable offerings that the Company

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Raise Green is Registered with the Securities and Exchange Commission (SEC) and is a Financial Industry Regulatory Authority (FINRA) Member under Section 4(a)(6) of the United States Securities Act, SEC File No: 7-191.

By using this website, you accept our terms of use and privacy policy. Information provided by Raise Green support is educational in nature and does not constitute investment, legal or tax advice. We do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisors. Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.

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CGB Green Liberty Notes, LLC

Green Liberty Notes - 5th Offer

Accelerating green energy adoption in Connecticut

$250K Maximum Offering Amount



1%
COMMITTED
$2.5K

INVEST

OVERVIEW   TERMS & FINANCIALS   FAQS   DOCUMENTS   VIDEO   UPDATES

 **Raise Green**

  

CGB Green Liberty Notes, LLC

Green Liberty Notes



4.75% Annual Interest Rate _except for investors who reinvest through the_

reinvestment offer; _those investors receive 5.25% annual interest._ _All investors_

from the first Green Liberty Note issuance — please see the "Reinvestment"

section below for full details.

Interest Paid at Maturity

Maturity Date: February 15, 2023

Minimum Investment: $100

Senior Unsecured Debt

Offering Period: January 9, 2023 to February 9, 2023

Target Offering Amount: $50,000

Maximum Offering Amount: $250,000

Full details of the offering are available in the Form C filed on the Securities and

Exchange Commission's EDGAR Database.

 **Raise Green**

annual interest rate maturing on January 21, 2023 or "Offering 1"): You are eligible for an increase in interest rate from 4.75% to 5.25% on an investment of up to $10,100 in this new offering, if you meet all of the below:

- You purchased the Note during the original Offer 1 period (December 14, 2021- January 14, 2022)
- You currently own, or have received the proceeds from, the Offering 1 Note
- Your new investment is from the same account on invest.raisegreen.com
- Your new investment is not greater than $10,100 (regardless of the original investment amount)

You can select one of the two methods to reinvest in the new offering:

- Automatically reinvest your maturing proceeds (*see below*) in one transaction - <u>only available from January 9th through January 15th</u>
- Input one transaction with your selected amount up to $10,100 - pay with ACH, Check, or Wire - during the offering period.

You will receive confirmation of the increased interest rate in your final "Transaction Complete" email from Raise Green sent after the Close of the offering.

To automatically reinvest your maturing proceeds (both interest and principal), **in lieu of being repaid at maturity,** you follow the regular investment process:

- Click into this newest CGB Green Liberty Notes offering at https://invest.raisegreen.com/offerings



Raise Green







(To find your exact proceeds- refer to the January 9, 2023 email from CGB titled "Reinvest and earn a special interest rate increase!" with your proceeds amount)

- At the payment method stage, select "Reinvest Offering 1 Proceeds"
- Sign the reinvest proceeds agreement, then your subscription agreement
- From there, CGB Green Liberty Notes will transfer the relevant proceeds directly to the escrow provider to pay for your new investment commitment.
- Note: Investors can still cancel their reinvestment transaction up to 48 hours before the close date and receive a full refund.

Unfortunately, this automatic reinvestment process is not available to Self-Directed IRAs.

Allocation

Allocations of investments in the Offering will be made on a first come first served basis. The Company intends for the maximum investment to be $10,100 per Offeree, except for 501(c)(3) organizations who may invest up to $25,000. However, through January 29th, 2023 (the "**Priority Period**"), priority will be given first to investors who reinvest through the reinvestment offer described below, and then to CT residents who invest $1,050 or less (prioritizing smaller over larger investments within this group), and then to all other investors, regardless of their state of residence, who invest $1,050 or less (prioritizing smaller over larger investments within this group), until the Maximum Offering Amount is reached. If total subscriptions for investments of $1,050 or less do not exceed the Maximum Offering Amount during the Priority Period, additional subscriptions for investments will be allocated on a first come first served basis. The Company is under no obligation to accept any additional subscriptions for the Subscribed

The Company is seeking to raise a minimum of $50,000 and up to $250,000 in this Offering. The funds raised will be in the form of debt to CGB Green Liberty Notes, LLC.

The Company is raising capital to allow everyday Connecticut residents a chance to take part in its work to grow the green economy in Connecticut. The Company will support this capital raise with proceeds from energy-efficiency-upgrade loans to small business, municipal and state customers through an existing program called the SBEA program. The Company has chosen an innovative crowd-funding structure of one year, $100 minimum denomination, "Green Liberty Notes" to make investing in this program more accessible to all investors.

Net Proceeds from the issuance and sale of the Notes will be used by the Issuer to pay certain expenses incurred in connection with the issuance of the Notes. Specifically, the Company plans the following uses of funds for core business activity:

- **Pay Raise Green Service Fees:** Raise Green will charge the Company a service fee of 1.5% of the raised funds ($3,750 if $250,00 is raised) as well as a flat $1,000 fee for other expenses associated with transaction processing.
- **Hold the Remaining Funds to be used for Debt Service:** The rest of the funds will be held in the Company for the debt service of this issuance. Additionally, the Company may make payments of principal, interest, fees or expenses with respect to any Other Indebtedness provided that no event of default under the Notes has occurred and is continuing.

 **Raise Green**

	$	%	$	%
Total Proceeds	50,000	100%	250,000	100%
Less: Raise Green Service Fee plus flat fee	1,750	3.5%	4,750	1.9%
Net Proceeds	48,250	96.5%	245,250	98.1%
Less: Debt Service	48,250	96.5%	245,250	98.1%
Total Use of Net Proceeds	48,250	96.5%	245,250	98.1%

Table 1. Use of Proceeds. The Company will adjust roles and tasks based on the net proceeds of the offering. While the Company plans to use the proceeds in the above manner, the Company maintains discretion to alter the use of proceeds, set forth above, to adhere to the Company's overall business plan and liquidity requirements.

Financial Projections

 **Raise Green**

they will mature in 2024. The Company is providing 5 year projections however, based on a vision to grow this program over time. The following financial projections reflect certain key assumptions:

1. The current raise is successful (representing a portion of the "Raised Funds" in 2022).
2. The Company receives the full revenues from the currently-active 12 tranches of SBEA Loan Program loans.
3. Additional funds are raised throughout the remainder of 2022 and in subsequent years.
4. Additional tranches of SBEA Loan Program loans are purchased, to grow the program, with the Company maintaining its Participation Interest in future program revenues.
5. The Company makes prepayments on its loan from the Parent starting in 2023, with the prepayments being sized so that the minimum 2.0x Debt Service Coverage Ratio requirements are maintained for all outstanding Green Liberty Note obligations.

 **Raise Green**

Program Revenues					
Raised Funds	**$804,735**	**$1,000,000**	**$1,000,000**	**$1,000,000**	**$1,000,000**
Less: Raise Green Service Fees plus Flat Fees	$16,000	$20,000	$20,000	$20,000	$20,000
Less: Legal Expense	$8,000	$4,000	$4,000	$4,000	$4,000
Less: Accounting and Investor Management Expenses	$3,000	$7,000	$7,000	$7,000	$7,000
Free Cashflow	**$2,220,757**	**$2,726,799**	**$3,226,752**	**$3,431,097**	**$3,354,600**
Cash Available for Debt Service	**$2,220,757**	**$4,947,556**	**$4,653,478**	**$4,364,575**	**$3,999,175**
Debt Service to Crowd	-	$820,830	$1,020,000	$1,020,000	$1,020,000
Green Liberty Note DSCR	-	6.03x	4.56x	4.28x	3.92x
Loan prepayment to Parent		$2,700,000	$2,700,000	$2,700,000	$2,700,000

Table 2. Financial Projections. Totals may vary due to rounding. These are forward-looking financial statements and/or projections which may differ materially from actual results. Any material updates to these projections that occur during the raise will be provided during the raise period.

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 **Raise Green**

Raise Green is Registered with the Securities and Exchange Commission (SEC) and is a Financial Industry Regulatory Authority (FINRA) Member under Section 4(a)(6) of the United States Securities Act, SEC File No: 7-191.

By using this website, you accept our terms of use and privacy policy. Information provided by Raise Green support is educational in nature and does not constitute investment, legal or tax advice. We do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisors. Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.

 **Raise Green**    ⁰

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CGB Green Liberty Notes, LLC

Green Liberty Notes - 5th Offer

Accelerating green energy adoption in Connecticut

$250K Maximum Offering Amount



1%
COMMITTED
$2.5K

INVEST

OVERVIEW   TERMS & FINANCIALS   FAQS   DOCUMENTS   VIDEO   UPDATES

 **Raise Green**

How did the Connecticut Green Bank determine the yield of the Green Liberty Note?

The Company believes that the annual interest rate applicable to the Notes is reflective of general market terms for similar securities. The Company looked at the interest rates of comparable unrated 1-year taxable municipal bond issuances, 1 year mini-bond issuances, and one-year CDs. The Company also spoke with a financial advisor to understand how this issuance differs from the comparable issuances and how that might inform our interest rate decision. With this information the Company decided on a 4.75% interest rate for this issuance of the Green Liberty Notes.

The Company is very excited to offer investors from the first Green Liberty Note - 1% annual interest rate maturing on January 23, 2023 - the opportunity to reinvest into this new offering (our 5th!) with a boost of .5% to their annual interest rate resulting in a 5.25% annual interest rate. For all the details on how investors from the first offer can reinvest – see the Terms & Financials Tab and scroll to the "Reinvestment" section.



Even at this market-calibrated interest rate, investors can be confident the proceeds are also being deployed to strengthen Connecticut communities and fight climate change.

 **Raise Green**

However, a few things have changed. First, the interest rate has risen from 3.50% to 4.75% in alignment with market conditions.

Second, the Company is offering its first reinvestment opportunity to investors who participated in the first Green Liberty Notes issuance maturing on January 23, 2023, right during this offering period! See the Terms & Financials Tab, "Reinvest" section for more details.

How will this issuance support the Company's work to make the benefits of the green economy inclusive and accessible to all individuals, families, and businesses?

Regulation Crowdfunding offers the Company a unique chance to cater to investors that have traditionally been left out of Green Investing. By issuing one-year Notes that can be purchased for as little as $100, the Green Bank is making green investing available to individuals and families who cannot afford to invest $1,000 in a bond or who are uncomfortable waiting more than a year to be repaid. To provide investors with additional confidence that their investment will help combat climate change, the Company has sought a 'Second Party Opinion' from Kestrel Verifiers, who have designated the Notes as Green Bonds. The Green Bond Second Party Opinion is available in the Documents section of this offering.

How will the Company make money to pay the interest rate and when do I get my original investment back?

Your investment will be returned with interest one year from the issuance date, on its maturity date. The Company will receive revenues from the Small Business Energy Advantage (SBEA) program. The SBEA program offers interest free loans for small businesses and governments in Connecticut to perform energy efficiency projects. CEFIA Holdings, a subsidiary of the Connecticut Green Bank,

 **Raise Green**

expected debt service coverage ratio of over 2.0 times during the life of the Note.

What will be the yield of the Green Liberty Note and is the income from the Notes tax-exempt?

The Green Liberty Note will earn 4.75% of interest except for investors from the first Green Liberty Note offer (1% interest rate maturing January 23, 2023) choosing to invest in this newest offering – they will earn 5.25% of annual interest. See the details in the Terms & Financials Tab, "Reinvestment" section.

Principal and Interest will be paid one year from the issuance date on the Maturity date.

While the Connecticut Green Bank owns 100% of the Company, the Notes are not a direct issuance of the Connecticut Green Bank. While our legal counsel confirmed they are state tax-exempt, they are not exempt from federal taxes.

How does a Green Liberty Note differ from a Green Liberty Bond?

The Green Liberty Bonds are 1-15 year S&P rated municipal bonds, supported by the sale of Solar Home Renewable Energy Credits ("SHRECs") and the Connecticut Special Capital Reserve Fund ("SCRF"). They are tax-exempt on a state level only. There is a guarantee by the State of Connecticut to maintain certain reserves in support of the Bonds.

The Green Liberty Notes are issued by CGB Green Liberty Notes, LLC a company wholly owned and managed by the Connecticut Green Bank. The one-year crowd-funded Notes are supported by revenues from the SBEA loan program. While they are state tax-exempt, they do not have any recourse back to the Connecticut Green Bank or the State of Connecticut.

 **Raise Green**

This issuance will grant the Green Bank immediate access to revenue that it would otherwise earn over the course of the year, which enables it to redeploy more capital, faster, to accelerate the clean energy economy. Since its inception, the Green Bank has mobilized over $2.26 billion of investment into Connecticut's clean energy economy at a 7 to 1 leverage ratio of private to public funds, supported the creation of over 26,720 direct, indirect, and induced job-years, reduced the energy burden for more than 60,000 families (in particular low-to-moderate income ("LMI") families) and 6,500 businesses, deployed more than 509 MW of clean energy that will help avoid over 10.4 million tons of CO_2 emissions and save over $317 million of public health costs over the life of the projects, and helped generate over $113 million in individual income, corporate, and sales tax revenues to the State of Connecticut. This issuance will also support the Green Bank's mission to create inclusive prosperity by allowing lower income investors access to affordable Green investments.

What kinds of small businesses are supported by these energy investments?

The SBEA Loans strengthen Connecticut communities by making interest-free energy efficiency loans available to small businesses and governments who otherwise would not have access to them. These loans come with 0% interest terms for the end user or "consumer," they are paid back on the consumer's electric bill, and they include a free energy assessment before projects are completed. SBEA Loans relevant to this issuance are available to small business, industrial, and municipal customers located in Eversource (a utility) territory, within the State of Connecticut, who have an average 12-month peak electricity demand between 10kW and 200kW. Examples of typical energy-efficient upgrades include technology and system upgrades for lighting, heating, ventilation, air conditioning, refrigeration, reducing natural gas consumption,

 **Raise Green**



be found at the Energize CT Small Business Energy Advantage website.

In the Subscription Agreement, what is the difference between Subscribed Securities (i.e. Principal Amount) and Total Dollar Amount (Purchase Price) of the Subscribed Securities?

The Principal Amount is the amount of money due on a debt obligation before interest. The Purchase Price is the price paid to receive that principal amount plus any specified interest. Though some debt obligations have a Purchase Price that is different from the Principal Amount for the Green Liberty Note, the

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Subscribe to Our Newsletter

Email*

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 **Raise Green**

 **Raise Green**

Raise Green is registered with the Securities and Exchange Commission (SEC) and is a Financial Industry Regulatory Authority (FINRA) Member under Section 4(a)(6) of the United States Securities Act, SEC File No: 7-191.

By using this website, you accept our terms of use and privacy policy. Information provided by Raise Green support is educational in nature and does not constitute investment, legal or tax advice. We do not make recommendations regarding the appropriateness of a particular investment opportunity for any particular investor. We are not investment advisors. Investors must make their own investment decisions, either alone or with their personal advisors.

You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.

 **Raise Green**

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CGB Green Liberty Notes, LLC

Green Liberty Notes - 5th Offer

Accelerating green energy adoption in Connecticut

$250K Maximum Offering Amount

1%
COMMITTED
$2.5K

INVEST

OVERVIEW   TERMS & FINANCIALS   FAQS   DOCUMENTS   VIDEO   UPDATES

SAMPLE CGB 5th Offer Subscription Agreement ☁️⬇️



SAMPLE CGB 5th Offer Subscription Agreement

 **Raise Green**

  0

CGB 5th Offer Form C

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 **Raise Green**

Raise Green is Registered with the Securities and Exchange Commission (SEC) and is a Financial Industry Regulatory Authority (FINRA) Member under Section 4(a)(6) of the United States Securities Act, SEC File No: 7-191.

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You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.

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Raise Green is Registered with the Securities and Exchange Commission (SEC) and is a Financial Industry Regulatory Authority (FINRA) Member under Section 4(a)(6) of the United States Securities Act, SEC File No: 7-191.

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You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.

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Raise Green is Registered with the Securities and Exchange Commission (SEC) and is a Financial Industry Regulatory Authority (FINRA) Member under Section 4(a)(6) of the United States Securities Act, SEC File No: 7-191.

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You should view all of the investment opportunities on our Site as risky. You should consider investing only if you can afford to lose your entire investment as you could lose your entire investment. You won't be able to sell your stock in companies as easily as stock you may purchase on a public exchange. It will be hard to estimate how much you could earn from your investment. Learn more in our education section.

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Bryan:

In an effort to provide our families with an investment opportunity so that they can invest in the green economy, in 2020, in recognition of the 50th anniversary of Earth Day, we created the Green Liberty Bonds modeled after the war bonds of the 1940s. Those war bonds engaged over 85 million Americans to invest over $185 billion to confront the war effort.[4] That is over 3 trillion today. Using the model of the war bonds of the 1940s, we've created the Green Liberty Bonds to provide families with an opportunity to invest in the green economy of Connecticut. And today we want to provide you with more access to invest in our green economy, by investing in Green Liberty Notes

Bert:

We're excited to partner with Raise Green, to offer a new investment that allows everyone to participate in our mission and earn a financial return. Our Green Liberty Notes will support the Eversource Small Business Energy Advantage program, which helps offices, shops, restaurants, factories, and nonprofits across the state become more energy efficient and reduce their energy costs. One example is the Connecticut nonprofit center where the Green Bank, Operation Fuel and several other organizations are headquartered. Green Liberty Notes build off the success of more than 40 million dollars of Green Liberty Bonds that were made available to investors all across Connecticut and the USA for a commitment of $1,000 or more. We've designed our Green Liberty Notes so with as little as $100 practically everyone can participate in Connecticut's green economy. Also, Green Liberty Notes mature much more quickly than Green Liberty Bonds and with independent certification and verification, you can be assured that all proceeds from Green Liberty Notes are being invested to help small businesses, nonprofits, and local governments reduce their energy burden while combating climate change.

Bryan:

The proceeds from these notes will go towards supporting small businesses who are advancing energy efficiency in their buildings. This will help save them energy costs and help directly go to their bottom

line. We hope that you will buy Green Liberty Notes today.

---

[4] https://www.u-s-history.com/pages/h1682.html

Appendix 5 – Green Bond Second Party Opinion

43



Second Party Opinion
EXECUTIVE SUMMARY

ISSUER
CGB Green Liberty Notes, LLC

OPINION ON
2023 Green Liberty Notes (Green Bonds)

GREEN STANDARD AND CATEGORY



- Energy Efficiency

KEYWORDS
Energy efficiency, energy retrofits, small businesses, decarbonizing, net zero aligned, Connecticut

EVALUATION DATE
January 6, 2023

SUMMARY
Kestrel Verifiers is of the opinion that the 2023 Green Liberty Notes (Green Bonds) ("2023 Notes") are impactful, net zero aligned, conform with the four core components of the Green Bond Principles (2021), and align with the United Nations Sustainable Development Goals as follows:

- **Use of Proceeds**
  The 2023 Notes will reimburse Connecticut Green Bank ("Green Bank") for acquisition of loans made to small businesses for energy efficiency upgrades and retrofits. Loans are part of the Small Business Energy Advantage ("SBEA") Program that is a component of the Energize CT initiative which aims to expand energy efficiency and clean energy access in Connecticut. Energy efficiency improvements reduce greenhouse gas emissions and save businesses money on utility bills. Activities financed by the loans are eligible projects as defined by the Green Bond Principles in the *Energy Efficiency* project category.

- **Process for Project Evaluation and Selection**
  All loans originated by Eversource and acquired by the Green Bank meet established underwriting and servicing requirements. Loans must be made to eligible small businesses for installation of energy efficiency measures that are eligible for energy efficiency rebates.

- **Management of Proceeds**
  Proceeds from the 2023 Notes will reimburse the Green Bank for energy efficiency retrofit loans in the SBEA Program and pay costs of issuance. Proceeds will be used immediately and therefore will not be held in temporary investments prior to spending.

- **Reporting**
  In line with the Green Bond Framework and the Green Bank's previous reporting on Green Bonds, the Green Bank will produce a voluntary annual green bond report within the non-financial section of its Annual Comprehensive Financial Report detailing how the 2023 Notes were used and associated impact metrics. All reports will be publicly available and posted on the Green Bank's website: ctgreenbank.com/about-us/financial-statements/.

- **Impact and Alignment with United Nations Sustainable Development Goals**
  By financing loans for energy efficiency upgrades for small businesses, the 2023 Notes support and advance multiple UN SDGs, including Goals 7: *Affordable and Clean Energy*, 9: *Industry, Innovation and Infrastructure*, and 12: *Responsible Consumption and Production*.



Second Party Opinion

Issuer:	**CGB Green Liberty Notes, LLC**
Issue Description:	2023 Green Liberty Notes (Green Bonds)
Project:	Energy Efficiency Loans
Green Standard:	Green Bond Principles
Green Category:	Energy Efficiency
Keywords:	Energy efficiency, energy retrofits, small business, decarbonizing, net zero aligned, Connecticut
Par:	$250,000*
Evaluation Date:	January 6, 2023

*Preliminary, subject to change

GREEN BONDS DESIGNATION

Kestrel Verifiers, an Approved Verifier accredited by the Climate Bonds Initiative, conducted an independent external review of the 2023 Green Liberty Notes (Green Bonds) (the "2023 Notes") to evaluate conformance with the Green Bond Principles (June 2021) established by the International Capital Market Association. Our team for this engagement included analysts with backgrounds in environmental science and social science.

In 2020, the Connecticut Green Bank ("Green Bank") Board of Directors approved a new Master Trust Indenture to support the agency's financing capabilities and strategies. In a related action, the Board of Directors also approved a comprehensive Green Bond Framework ("Framework") which outlines the Green Bank's activities in promoting investment to address the threat of global climate change. The programmatic Framework provides a roadmap to programs and initiatives the Green Bank is implementing to meet its ambitious goals for emissions reduction, climate change mitigation, and resilience. More specifically, the Framework provides eligibility criteria to ensure programs and activities selected for green bond financing promote the transition to a low-carbon and climate-resilient society. Since adopting the Framework, the Green Bank has had four issuances of Green Liberty Notes which were designated as Green Bonds, and three issuances of Solar Home Renewable Energy Credits ("SHREC") Bonds which align with the adopted Framework and were certified as Climate Bonds.

This Second Party Opinion reflects our review of the uses and allocation of proceeds, oversight, and conformance of the 2023 Notes with the Green Bond Principles. In our opinion, the 2023 Notes are impactful, net zero aligned, conform with the four core components of the Green Bond Principles, and qualify for Green Bonds designation.

ABOUT THE ISSUER

Connecticut Green Bank ("Green Bank") was established by the Governor and the State of Connecticut General Assembly on July 1, 2011, as a quasi-public agency. The Green Bank, the first of its kind in the United States, is a recognized leader in green finance, utilizing both public and private capital to accelerate deployment of clean energy in Connecticut. Its financing activities address renewable energy, energy efficiency, clean fuels and related infrastructure for transportation.

The Green Bank is committed to a strategy to achieve cleaner, less expensive, and more reliable sources of energy, which leads to inclusive prosperity for Connecticut residences and businesses. Since its inception in 2011, the Green Bank has mobilized over $2.2 billion of public and private capital to deploy clean energy in Connecticut. Over this period, the Green Bank also supported installation of over 509.8 MW of clean energy. The Green Bank's programs and projects are uniquely impactful through the use of public funds to leverage private investment. In 2022, for every $1 of public funds invested, the Green Bank enabled $7 of private investment for clean energy and energy efficiency in Connecticut. Programs have also supported creation of more than 26,700 jobs and equitable access to solar and energy efficiency upgrades. Since program inception, 46% of solar loans made by the Green Bank have gone to Connecticut families who earn less than the Area Median Income.[1]

Green Liberty Bonds Designation

The Green Bank has designated the 2023 Notes as Green Liberty Bonds. To recognize the 50th anniversary of Earth Day in the United States, the Green Bank created the Green Liberty Bond in 2020. The Green Bank views the Green Liberty Bond as a specific class of green bond with the following characteristics:

1. **Confront Climate Change** – proceeds raised from the issuance of green bonds go toward confronting climate change by acknowledging the need to increase capital flows for mitigation and adaptation projects as recognized by the Paris Agreement;

2. **Democratize Public Finance** – denominations for green bonds are to be no more than $1,000 in order to attract individual retail investors who can invest alongside institutional investors in confronting climate change through the purchase of green bonds; and

3. **Third-Party Certification** – the green bonds are independently certified by a third party as a form of consumer protection for individual retail investors seeking to address climate change through their green bond investments.

ALIGNMENT TO GREEN STANDARDS[2]

Use of Proceeds

The 2023 Notes will reimburse the Green Bank for acquisition of loans for energy efficiency upgrades for small businesses. Activities financed by the loans are eligible projects as defined by the Green Bond Principles in the *Energy Efficiency* project category.

All loans are part of the Small Business Energy Advantage ("SBEA") Program that is a component of the Energize CT initiative[3] which aims to expand energy efficiency and clean energy access in Connecticut. SBEA started in 2000 and is managed by the Connecticut Light and Power Company ("Eversource") and the United Illuminating Company ("UI"). A variety of entities are eligible to receive loans from Eversource including restaurants, assisted living facilities, car washes, retail stores, libraries, museums, offices, community centers, churches, grocery stores, gyms, and nonprofits.

Green Standard
The Green Bond Principles
Eligible Project Category:
▪ Energy Efficiency

Eversource services the loans with terms that generally include: interest-free loans, up to $100,000 per meter for commercial or industrial entities, up to $5,000,000 for government entities, with a maximum loan term of seven years.[4] Loans are repaid through the utility customer's electric bill. Most loans are also coupled with incentives from alternative sources that further reduce the cost burden of the energy retrofits.

---

[1] "Annual Comprehensive Financial Report," Connecticut Green Bank, June 2022, https://www.ctgreenbank.com/wp-content/uploads/2022/10/Connecticut-Green-Bank-FY22-ACFR-FINAL-2022.10.21.pdf.

[2] Green Bonds are any type of bond instrument where the proceeds will be exclusively applied to finance or refinance eligible Green Projects which are aligned with the four core components of ICMA's Green Bond Principles.

[3] Per the 2022 Annual Comprehensive Financial Report, "Energize CT is an initiative of the Green Bank, the Connecticut Energy Efficiency Fund, the State, and the local electric and gas utilities...Under this umbrella, the electric and gas investor-owned utilities (IOUs) provide information, marketing, and deliver the energy efficiency programs that have been approved by the State and supported by the Connecticut Energy Efficiency Fund."

[4] These loan size limits may be exceeded if all parties agree in writing to the terms.

Activities eligible for financing include features such as LED lighting; occupancy sensors; ambient light sensors; heating, ventilation, and air conditioning upgrades such as energy management systems and energy efficient equipment; and refrigeration upgrades such as evaporator fan controls and anti-condensation controls. Retrofits to improve natural gas use efficiency such as pipe and duct insulation, water heating equipment, building envelope upgrades, and infrared space heaters are also eligible.

By issuing the 2023 Notes to support the SBEA Program, the Green Bank adds private capital to the program, reduces lending expenses, and reduces the burden of risk on lending utilities. The Green Bank will use the 2023 Notes to finance the purchase of a portion (20%) of SBEA loans that meet certain criteria as detailed below. Amalgamated Bank will purchase the remaining 80% of SBEA loans.

As a result of the financing, more capital can be deployed to small businesses to accelerate adoption of energy efficient technologies, which have significant environmental and economic benefits. US commercial and government buildings generate approximately 16% of all US carbon dioxide emissions.[5] Reducing energy use directly reduces greenhouse gas emissions. The US Department of Energy estimates that on average, roughly 30% of energy use in commercial buildings is wasted.[5] Despite the clear opportunities for significant savings, the upfront costs of acquiring and installing energy efficiency improvements are often a barrier for small business owners. The SBEA loans supported by the 2023 Notes offer an alternative financing option with favorable loan terms. Following the completion of retrofit projects, borrowers will benefit from lower utility costs throughout the useful life of the projects.

Advancing the Just Transition to a Decarbonized Economy

Mitigation of transition risk requires planning for the necessary structural changes to address climate change and the transition to a low-carbon economy, with recognition of the risks associated with inaction. The activities financed by the 2023 Notes facilitate decarbonization by accelerating the shift to energy efficiency for small businesses.

The 2023 Notes also finance activities which align with the *just transition*, characterized by the equitable inclusion and accommodation of all individuals, with a special focus on disadvantaged groups who may be directly or indirectly affected by the structural changes necessary for the transition to a low-carbon economy. By providing more access to financing for energy efficiency improvements which will lead to a reduction in annual costs, the 2023 Notes are supporting the just transition and ensuring the resilience of small businesses. Small businesses are integral parts of local economies that provide jobs and contribute to local governments through taxes. In 2022, there were more than 350,000 small businesses in Connecticut which made up more than 99% of the state's total businesses and provided 48% of total jobs.[6] The 2023 Notes support the growth and resilience of local economies in Connecticut by alleviating financial barriers to energy efficiency improvements.

Net Zero Alignment

The Green Bank's primary mission to accelerate deployment of clean energy is aligned with both the State of Connecticut's climate action goals and the 1.5°C temperature goal of the Paris Agreement. Financing for energy efficiency improvements in Connecticut directly advances net zero goals by reducing energy consumption and associated greenhouse gas emissions. Aside from increased electrification, improving energy efficiency is one of the primary opportunities for reducing emissions from US buildings.[7]

Process for Project Evaluation and Selection

By statute, the Green Bank may only invest in programs and activities that further the deployment of energy generated from solar, wind, fuel cells, landfill methane gas capture, ocean thermal power, wave or tidal power, hydropower, sustainable biomass facilities, energy efficiency or alternative fueled vehicles. The Green Bank's Green Bond Framework describes eligible activities for financing with Green Bonds and aligns

---

[5] "About the Commercial Buildings Integration Program," Office of Energy Efficiency & Renewable Energy, US Department of Energy, accessed January 3, 2023, https://www.energy.gov/eere/buildings/about-commercial-buildings-integration-program.

[6] "2022 Small Business Profiler: Connecticut," Office of Advocacy, US Small Business Administration, 2022, https://cdn.advocacy.sba.gov/wp-content/uploads/2022/08/30121309/Small-Business-Economic-Profile-CT.pdf.

[7] Jessica Leung, "Decarbonizing US Buildings," Center for Climate and Energy Solutions, July 2018, https://www.c2es.org/wp-content/uploads/2018/06/innovation-buildings-background-brief-07-18.pdf.

with the statute. The 2023 Notes will finance energy efficiency improvements that meet specific criteria and align with the Green Bond Framework.

The SBEA Program supported by the 2023 Notes is subject to the Green Bank's transparent annual planning process and robust Program Evaluation Framework.[8] The Program Evaluation Framework includes methodologies for assessing alignment of the program with Green Bank goals, beneficial impacts, and procedures for continuous improvement. Each methodology was developed with guidance from experts in relevant fields and officials from Connecticut state government.

Loans originated by Eversource must meet established underwriting and servicing requirements to be acquired by the Green Bank. Prospective borrowers receive an energy audit from an Eversource-authorized contractor to confirm potential energy savings from retrofits and upgrades. Loans are made to small businesses exclusively for installation of energy efficiency measures that are eligible for energy efficiency rebates. Additional eligibility criteria are available in Appendix B.

Management of Proceeds

Proceeds from the 2023 Notes will be used to reimburse the Green Bank for energy efficiency improvement loans in the SBEA Program and to pay costs of issuance. Proceeds will be used immediately and therefore will not be held in temporary investments prior to spending. The Green Bank's Operations Department oversees the uses of proceeds.

Reporting

The Green Bank recognizes the importance of regularly evaluating program impacts and has demonstrated leadership in reporting impact metrics from previously issued Green and Climate Bonds. The Green Bank is committed to evaluating all programs, including its role in the Small Business Energy Advantage Program, to ensure that investments advance objectives and programs operate effectively and efficiently. The Green Bank views assessment, monitoring and reporting of program impacts as a normal function of operating an organization that is focused on delivering societal impact.

In line with the Green Bond Framework and previous reporting on issued Green Bonds, the Green Bank will produce a voluntary annual green bond report detailing how the 2023 Notes were used and associated impact metrics, or specific key performance indicators. Reports will include indicators such as total number of acquired loans, total amount of energy saved, and avoided emissions from projects financed by loans acquired with proceeds of the 2023 Notes. Energy savings and avoided emissions metrics will be reported based on Eversource's established methodology. The green bond report will be contained within the non-financial section of the Annual Comprehensive Financial Report. All reports will be publicly available and posted on the Green Bank's website: ctgreenbank.com/about-us/financial-statements/.

IMPACT AND ALIGNMENT WITH UN SDGs

By expanding access for small businesses to loans for energy efficiency improvements and thereby reducing energy cost burdens, the 2023 Notes are helping to address multiple United Nations Sustainable Development Goals ("UN SDGs"), including:

- Target 7.3 by reducing barriers to pursuing energy efficiency retrofits and providing necessary financing to install upgrades; and

- Targets 9.4 and 12.2 by reducing energy use and improving resource-use efficiency.

Full text of the Targets for Goals 7, 9, and 12 is available in Appendix A, with additional information available on the United Nations website: un.org/sustainabledevelopment

---

[8] "Evaluation Framework: Assessing, Monitoring, and Reporting of Program Impacts and Processes," Connecticut Green Bank, July 2016, https://www.ctgreenbank.com/wp-content/uploads/2017/02/CTGreenBank-Evaluation-Framework-July-2016.pdf.

7 AFFORDABLE AND CLEAN ENERGY	**Affordable and Clean Energy (Target 7.3)** Possible Indicators ▪ Reduction in greenhouse gas emissions as a result of energy efficiency improvements
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE	**Industry, Innovation and Infrastructure (Target 9.4)** Possible Indicators ▪ Increased resource-use efficiency (energy or other) ▪ Installation of best available technologies to reduce energy use
12 RESPONSIBLE CONSUMPTION AND PRODUCTION	**Responsible Consumption and Production (Target 12.2)** Possible Indicators ▪ Increased energy use efficiency

CONCLUSION

Based on our independent external review, the 2023 Green Liberty Notes (Green Bonds) are impactful, net zero aligned, and conform, in all material respects, with the Green Bond Principles (2021) and are in complete alignment with the *Energy Efficiency* eligible project category. With the issuance of the 2023 Notes, the Green Bank continues to grow the green energy economy and accelerate investment in clean energy in Connecticut, and presents a transparent model for other regions to follow.

© 2023 Kestrel 360, Inc.

ABOUT KESTREL VERIFIERS



For over 20 years Kestrel has been a trusted consultant in sustainable finance. Kestrel Verifiers, a division of Kestrel 360, Inc. is a Climate Bonds Initiative Approved Verifier qualified to verify transactions in all asset classes worldwide. Kestrel is a US-based certified Women's Business Enterprise. For more information, visit kestrelverifiers.com.

For inquiries about our green and social bond services, contact:

▪ **Melissa Winkler**, Senior Vice President
  melissa.winkler@kestrelverifiers.com
  +1 720-384-4791



Verification Team
▪ Monica Reid, CEO
▪ April Strid, Lead ESG Analyst
▪ Melissa Sherwood, Senior ESG Analyst
▪ Madison Alcalay, ESG Analyst

DISCLAIMER

This Opinion aims to explain how and why the discussed financing meets the ICMA Green Bond Principles based on the information that was provided by the Green Bank or made publicly available by the Green Bank and relied upon by Kestrel only during the time of this engagement (January 2023), and only for purposes of providing this Opinion.

We have relied on information obtained from sources believed to be reliable, and assumed the information to be accurate and complete. However, Kestrel Verifiers can make no warranty, express or implied, nor can we guarantee the accuracy, comprehensive nature, merchantability, or fitness for a particular purpose of the information we were provided or obtained.

By providing this Opinion, Kestrel Verifiers is neither addressing nor certifying the credit risk, liquidity risk, market value risk or price volatility of the projects financed by the Green Bonds. It was beyond Kestrel Verifiers' scope of work to review for regulatory compliance, and no surveys or site visits were conducted by us. Furthermore, we are not responsible for surveillance, monitoring, or implementation of the project, or use of proceeds.

The Opinion delivered by Kestrel Verifiers is for informational purposes only, is current as of the date of issuance, and does not address financial performance of the Green Bonds or the effectiveness of allocation of its proceeds. This Opinion does not make any assessment of the creditworthiness of the Green Bank, nor its ability to pay principal and interest when due. This Opinion does not address the suitability of a Bond as an investment, and contains no offer, solicitation, endorsement of the Bonds nor any recommendation to buy, sell or hold the Bonds. Kestrel Verifiers accepts no liability for direct, indirect, special, punitive, consequential or any other damages (including lost profits), for any consequences when third parties use this Opinion either to make investment decisions or to undertake any other business transactions.

This Opinion may not be altered without the written consent of Kestrel Verifiers. Kestrel Verifiers reserves the right to revoke or withdraw this Opinion at any time. Kestrel Verifiers certifies that there is no affiliation, involvement, financial or non-financial interest in the Green Bank or the projects discussed. We are 100% independent. Language in the offering disclosure supersedes any language included in this Second Party Opinion.

Use of the United Nations Sustainable Development Goal (SDG) logo and icons does not imply United Nations endorsement of the products, services, or bond-financed activities. The logo and icons are not being used for promotion or financial gain. Rather, use of the logo and icons is primarily illustrative, to communicate SDG-related activities.

Appendix A.
UN SDG TARGET DEFINITIONS

Target 7.3

By 2030, double the global rate of improvement in energy efficiency

Target 9.4

By 2030, upgrade infrastructure and retrofit industries to make them sustainable, with increased resource-use efficiency and greater adoption of clean and environmentally sound technologies and industrial processes, with all countries taking action in accordance with their respective capabilities

Target 12.2

By 2030, achieve the sustainable management and efficient use of natural resources



Appendix B.
SBEA LOAN ELIGIBILITY CRITERIA

Small Business Energy Advantage ("SBEA") loans are available to: 1) commercial and industrial Eversource customers who use less than 1,000,000 kWh annually across all of their Connecticut properties and 2) United Illuminating customers with an average 12-month peak demand between 10 and 200 kW.

Qualifying loans purchased by the Connecticut Green Bank and Amalgamated Bank must: have no more than four late payments in any 12-month period, have an electric utility account with Eversource, be current on their electric utility bill, must not have payment agreements on outstanding utility bill balances with Eversource, and have been in business for at least one year.

Loans have a maximum term of seven years and will vary in size for commercial and government customers. SBEA's commercial applicant loans have a maximum original balance of $100,000 and government customers have a maximum balance of $5,000,000 unless interested parties agree on alternative terms in writing.

Appendix 6 – Business Plan

Business Plan Overview

The Company is raising capital to allow everyday Connecticut residents a chance to take part in its work to grow the green economy in Connecticut. The Company will back this capital raise with proceeds from energy-efficiency-upgrade loans to small business, municipal and state customers through an existing program called the SBEA program. The Company has chosen an innovative crowd-funding structure of one year, $100 minimum denomination, "Green Liberty Notes" to make investing in this program more accessible to all investors.

The SBEA program is part of the Energize CT initiative and is jointly managed by The Connecticut Light and Power Company d/b/a Eversource Energy ("Eversource") and The United Illuminating Company ("UI", and together with Eversource, the "Utilities"). The program commenced in 2000 and includes a financing component that provides interest-free loans to commercial, industrial, and municipal customers in Eversource and UI territories undertaking energy efficiency retrofit projects. Unless all the Purchasers agree otherwise in writing the general parameters for SBEA loans are: up to 4 years in term; up to $100,000 per electric meter for commercial and industrial customers or $1,000,000 for state and municipal customers; and repaid on the customer's electric bill. The loans related to the Company's capital raise are initially funded through a mix of Eversource balance sheet capital and funding from the Connecticut Energy Efficiency Fund ("CEEF"). CEEF is used to provide an interest rate buy-down (making customer-facing loans interest free), reimbursement for all loan losses, and reimbursement for administrative expenses associated with running the SBEA program.

Designation of Bonds as Green Bonds

Per the International Capital Market Association (ICMA), Green Bonds are any type of bond instrument where the proceeds will be exclusively applied to finance or re-finance, in part or in full, new and/or existing eligible Green Projects and which are aligned with the four core components of the Green Bond Principles. The four core components are: 1. Use of Proceeds; 2. Process for Project Evaluation and Selection; 3. Management of Proceeds; and 4. Reporting.

Kestrel Verifiers has determined that the CGB Green Liberty Notes are in conformance with the four core components of the ICMA Green Bond Principles, as described in Kestrel Verifiers' 'Second Party Opinion', which is attached hereto as Appendix 5. They also noted that this issuance will support and advance Goals 7, 9, and 12 of the United Nations Sustainable Development Goals.

Independent Second Party Opinion on Green Bonds Designation and Disclaimer

For over 20 years, Kestrel Verifiers has been consulting in sustainable finance. Kestrel Verifiers, a division of Kestrel 360, Inc. is an Approved Verifier accredited by the Climate Bonds Initiative (CBI) and an Observer for the ICMA Green Bond Principles and Social Bond Principles. Kestrel Verifiers reviews transactions in all asset classes worldwide for alignment with ICMA Green Bond Principles, Social Bond Principles, Sustainability Bond Guidelines and the Climate Bonds Initiative Standards and criteria.

The Second Party Opinion issued by Kestrel Verifiers does not and is not intended to make any representation or give any assurance with respect to any other matter relating to the bonds. Designations by Kestrel Verifiers are not a recommendation to any person to purchase, hold, or sell the bonds and such labeling does not address the market price or suitability of these bonds for a particular investor and does not and is not in any way intended to address the likelihood of timely payment of interest or principal when due.

In issuing the Second Party Opinion, Kestrel Verifiers has assumed and relied upon the accuracy and completeness of the information made publicly available by the Company or that was otherwise made available to Kestrel Verifiers.

To read the Second Party Opinion, please refer to Appendix 5.

The Market

The SBEA program fits squarely within the Company's scope and goals. The unique qualities of the loans (0% interest, payback on the electric bill, and a free energy assessment) make green financing accessible to businesses and governments who otherwise would not have the opportunity.

Specifically, SBEA loans are available to Commercial and Industrial Eversource customers that use less than 1,000,000 kWh annually across all of their CT properties and UI customers with an average 12-month peak demand between 10 and 200kW. The Member only receives loan revenues from SBEA customers in Eversource territory. The market for future loans is not relevant to this issuance as the debt service coverage for the Green Liberty Notes offered has been calculated based solely on revenue from loans that are already in repayment, and future issuances will not be fully or partially backed by these loan revenues unless the projected debt service coverage ratio for this issuance remains above 2.0x.

Products and Services

The Company will pay investors with revenues received through the loan repayments by SBEA program borrowers including any recoveries for delinquent loans from the CEEF (via Eversource as agent for the CEEF). The SBEA program enables more customers to participate and receive interest-free loans for energy efficiency improvements. Property improvements made possible under the SBEA program include energy

efficiency projects that allow customers to access the benefits of LED lighting, modern heating and cooling, better indoor air quality, lower energy costs, and a better way of life.

Background and Current Structure of the SBEA Loan Program

The Joint Committee of the CT Energy Efficiency Board ("EEB") and Green Bank identified sourcing lower cost capital from the private sector as a priority initiative for the SBEA program, as a means to

- alleviate stress to utility balance sheets,

- reduce CEEF interest-rate buy-down expenses, and

- increase the loan capital available to small business, municipal and state efficiency measures through the SBEA program.

In 2016, the Green Bank, acting through the Member and the Utilities, began an effort to source private capital to achieve these goals. In that effort, the Green Bank released two Requests for Proposal ("RFPs"). After receiving numerous submissions, the Green Bank and the Utilities selected the proposal submitted by Amalgamated Bank ("**Amalgamated**").

Amalgamated is America's largest B Corporation bank with a history reaching back 95 years. Amalgamated's stated mission is to be America's socially responsible bank, which includes addressing climate change and supporting growth of clean and green energy. The selected proposal from Amalgamated created a 3-year commitment to purchase "Qualifying Loans", which included both existing Eversource SBEA loans and loans to be originated by Eversource after the agreement was signed. Through the agreement, Amalgamated has purchased an undivided 90% interest and the Member has purchased an undivided 10% interest in all SBEA "Qualifying Loans" originated by Eversource that meet established underwriting and servicing requirements. In the spring of 2022, an Amended and Restated Master Purchase and Servicing Agreement was signed between the parties, extending the commitment to purchase loans through the end of 2024. That Agreement also increased the Member's 10% interest in future purchased loans to 20% and reduced Amalgamated's from 90% to 80%. That agreement also created two tiers of loans. One tier is loans with a term of 4 years or less and the other tier is loans with terms of more than 4 years. These two tiers have slightly different discount rate conventions that reflect the difference in risk profile between the two tiers. Being satisfied with the loan facility, the Member sought and received an increased share of future loan purchases. As of January 9, 2023, the Master Purchase and Servicing Agreement by and between Amalgamated, the Member and Eversource (as amended and restated, the "Master Purchase Agreement") has resulted in $75.76M of SBEA Qualifying Loans being purchased by Amalgamated and $9.2M purchased by the Member.

This structure was chosen over others because it delivered the lowest overall cost of capital and greatest savings to CEEF budget, retained existing utility origination and contractor payment processes, and did not require a new special purpose entity or require CEEF to fund a reserve account. The structure also leveraged the Member's participation to reduce risk and improve financing terms for CEEF. The Member receives the same rate of return as Amalgamated, however the Member's interest (originally 10% for existing loans and now 20% for future loans) is subordinated to Amalgamated's as Senior Lender. The key benefit of the Amalgamated proposal as compared to the previous financing process at Eversource was a lower overall cost of capital.

"Qualifying Loans" purchased by Amalgamated and the Member must satisfy the following underwriting standards.

- Must not have had more than 4 late payments in any 12-month period

- Must be current on the electric utility bill

- Must not have payment agreements

- Must have an electric utility account with Eversource and have been in business for at least 1 year

- Unless all the Purchasers agree otherwise in writing, loans must have a maximum original balance of $100,000 for SBEA commercial customers, and $5,000,000 for state and municipal customers and a maximum term of 7 years.

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Master Purchase & Servicing Agreement
Eversource
[Servicer]
Loan purchase $ [80%]
On-bill loan repayments $
Ownership of loans
Amalgamated Bank
[Senior Lender]
On-bill Loan repayments $
Loan purchase $ [20%]
Ownership of loans
CEFIA Holdings
[Subordinate Lender]
Eversource
[Agent for CEEF]
Reimbursement for loan losses

Figure 1: Diagram of the Master Purchase & Servicing Agreement between the Member, Amalgamated Bank, and Eversource, illustrating how each entity supports the SBEA Loan Program financing.

Delinquency

As of December 1st 2022, just 2.2% of the total loan balance owed to the Company was delinquent. A loan is deemed "delinquent" after 4 months of missed payments. At that point Eversource (acting as agent for CEEF) will contact the customer and investigate if there has been an error or if the customer will be able to catch up with payments, before paying the Member for the delinquent loan balance. As a result of the timing of tranche purchases and loan retirements, the delinquency percentage of the portfolio can vary by a few percentage points over the course of a year which the Issuer does not consider will materially change its ability to fund its debt service obligations, and the Company's covenant that projected debt-service coverage ratio will always remain above 2.0x for this issuance (see below).

Debt-Service Coverage

Under the Master Purchase Agreement, qualifying SBEA loans are periodically combined into tranches and sold to the Member and Amalgamated . The frequency of tranche purchases depends on loan volume and the parties' discretion. Currently, there are 14 active tranches of loans currently in repayment. The Company has bought the Member's participation interest in future revenues therefrom. The revenue received over time from these 14 tranches, and any additional participation interest in future tranches purchased by the Company, will cover the principal and interest for the Green Liberty Notes with a projected debt service coverage ratio of more than 2.0x. The Company will also maintain, at all times, at least a 1.0x coverage of this issuance of Green Liberty Notes, within a debt reserve fund. The revenue from these 14 tranches may be used by the Company to fully or partially back future issuances, but the company covenants that projected debt-service coverage ratio will always remain above 2.0x for this issuance. The Company expects this to be the case regardless of whether the Target Offering Amount or an amount up to the Maximum Offering Amount is raised.

COVID-19

Connecticut has made great efforts to control the spread of COVID-19. As of September 1st, 2022, 81% of residents were fully vaccinated. However, Covid-19 has had a significant impact on the pipeline of SBEA loans. 2020 saw just $4.75M in loans purchased by the Purchasers (the Member and Amalgamated) compared to $14.83M in 2019. However, the program has already shown signs of recovery with $11.2M of loans purchased in 2021. The Company expects the SBEA program to continue and grow, allowing for more Green Liberty Note issuances in 2023 and beyond.

Types of Energy Efficiency Upgrades Enabled by the Program

Examples of typical energy-efficient upgrades include:

Lighting – interior/exterior

- High-performance lighting
- Induction and LED lighting
- Occupancy sensors
- Photocells

Heating/ventilation/air conditioning

- Energy-efficient equipment upgrades
- Programmable thermostats
- Energy management systems

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Refrigeration

- Anti-condensation door heater controls
- Evaporator fan controls
- Night covers
- Electronically commutated motors
- Energy-efficient kitchen equipment

Natural gas-saving equipment

- Spray nozzles
- Showerheads
- Aerators
- Programmable thermostats
- Pipe and duct insulation
- Energy management systems
- Indoor boiler reset controls
- Heating equipment
- Water heating equipment
- Kitchen equipment
- Infrared space heaters
- Envelope measures

Other improvements

- Air compressors
- Variable frequency drives
- Premium-efficiency motors
- Custom measures

How Businesses Obtain and Repay Their SBEA Loans

The SBEA program works as follows:

Step 1 - Businesses apply for a no-obligation energy assessment with an SBEA program-authorized contractor. These licensed professionals have been selected by the utility, work throughout the state and are fully trained in how the program works.

Step 2 - Once the utility determines that a customer is eligible for the program, the contractor schedules an energy assessment.

Step 3 - The contractor conducts an energy assessment of the facility free of charge. The utility reviews the assessment and, if approved, the contractor presents the customer with a proposal. The comprehensive

proposal includes energy-saving improvements that make sense for the customer's business, complete installation costs and estimated energy savings, along with the incentives that they qualify for and their financing options.

Step 4 - After the paperwork is signed, the project commences - in some cases within 30 days. SBEA program incentives offset a portion of the cost of qualifying improvements.

Step 5 - Interest-free financing for the balance of the project is made available for qualified customers. The financed amount will appear on their monthly electric bill, allowing them to make just one monthly payment for both the SBEA loan and their electric bill.

These financial incentives help get more projects completed, with energy-saving for the consumer, new business for energy efficiency contractors, and climate benefits for us all.

Sales & Customer base

SBEA program customers include Commercial and Industrial Eversource customers that use less than 1,000,000 kWh annually across all of their CT properties.

Many types of small businesses can benefit from SBEA loans, for example:

- Restaurants
- Car washes
- Churches/synagogues/meeting centers
- Long term care/ Assisted living
- Libraries, museums and more
- Retail stores
- Office settings: insurance and real estate brokers, law offices, doctor's offices, accounting firms, etc.
- Grocery and convenience stores
- Non-profit organizations
- Gyms

Thousands of Connecticut small business and commercial customers have benefited from SBEA. Some example projects include:

Examples* of Small Business and Commercial Customers that have Benefited from SBEA			
PROJECT:	Family Farm	Independently Owned Grocery Store	Museum

PROJECT DESCRIPTION:	Energy Efficient Lighting and Occupancy Sensors	Energy Efficient Lighting, Occupancy Sensors, Cooler Night Covers, Motors, and Controls	Energy Efficient Lighting and Occupancy Sensors
TOTAL COST:	$5,899	$218,597	$32,175
CONNECTICUT ENERGY EFFICIENCY FUND INCENTIVE:	$2,947	$69,945	$9,605
MONTHLY LOAN PAYMENT (ZERO PERCENT INTEREST):	$227/13 months	$5,946/25 months	$940/24 months
NET MONTHLY ELECTRIC SAVINGS (DURING LOAN PERIOD):	$26	$127	$53
NET MONTHLY ELECTRIC SAVINGS (AFTER THE LOAN IS PAID OFF):	$253	$6,073	$993
*Note - Each project has a unique set of costs and cost savings. This is provided only for informational purposes.			

Table 1: Examples of Small Business and Commercial Customers that have Benefited from SBEA

Service Providers

The Connecticut Light and Power Company (CLP) (DBA "Eversource")

CLP, a subsidiary of Eversource Energy, is a Connecticut Utility company that acts as the Loan servicer for SBEA loans given to Small Business customers in its territory. As the loan servicer they are required to:

- Invoice borrowers through a separate line item on their monthly utility bill.

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- Send monthly loan statements that detail the amount due for that month as well as any past due amount.

- Track all customer repayments, delinquencies, and prepayments through its own system.

- Prepare a monthly aging report

- Notify by telephone call any customer that is 60 days or more delinquent

- If full payment is not made within 30 days after notice by telephone call, send a delinquency letter and initiate the collection process by engaging a third-party collection agency

- Satisfy energy charges prior to satisfying any finance charges in cases when a customer pays only a portion of the utility bill.

- On a monthly basis remit all payments received in respect of the loans, minus any late fees, to the Purchasers (the Member and Amalgamated Bank) in accordance with their respective Percentage Interests and the terms of the Master Purchase Agreement

Connecticut Energy Efficiency Fund (CEEF)

In 1998, the Connecticut General Assembly passed Public Act 98-28 which created the Connecticut Energy Efficiency Fund. Every three years the Utilities submit to the Department of Energy and Environmental Protection (DEEP) for approval, and subsequently to the Public Utilities Regulatory Authority ("PURA"), for funding, the Conservation and Load Management Plan ("C&LM Plan"). This is in accordance with Connecticut General Statutes Section §16-245m. The C&LM Plan outlines their implementation plan for cost-effective electric and natural gas energy-efficiency programs and market transformation initiatives using CEEF funds. The C&LM Plan and CEEF spending is reviewed before submission to DEEP by the Energy Efficiency Board ("EEB") which is an appointed group of 15 members from public and private entities. Utilities are thus incentivized, via regulatory oversight, to optimize the deployment of energy efficiency measures in their given service territories.

The C&LM Plan provides, in part, for certain credit enhancements and support to the SBEA Program from CEEF funding. CEEF is funded by: (1) the Conservation Adjustment Mechanism ("CAM", an additional charge from both electric and gas customers), (2) funds from the Regional Greenhouse Gas Initiative ("RGGI"), and (3) funds from the Independent System Operator New England's ("ISO-NE") forward capacity market.

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Figure 1-J: Electric Program Funding Sources

	2022 Eversource Electric Revenues	2022 UI Revenues	2022 Combined Total	2023 Eversource Electric Revenues	2023 UI Revenues	2023 Combined Total	2024 Eversource Electric Revenues	2024 UI Revenues	2024 Combined Total
ISO-NE FCM	$24.6	$4.9	$29.5	$16.1	$3.2	$19.3	$12.7	$2.7	$15.4
RGGI	$16.6	$4.2	$20.8	$14.1	$3.5	$17.6	$13.5	$3.4	$16.9
CAM (Net of Gross Receipts Tax)	$123.7	$25.8	$149.5	$115.4	$26.2	$141.6	$115.7	$25.9	$141.6
TOTAL (Energy Efficiency Revenues)	**$164.9**	**$34.9**	**$199.8**	**$145.5**	**$32.9**	**$178.4**	**$141.9**	**$32.0**	**$173.9**

In millions. Totals may vary due to rounding.

Table 2: Table of CEEF Expected Revenues for 2022-2024. Source: 2022-2024 Conservation and Load Management Plan

CEEF is a "virtual" fund (i.e., not held by a legal entity formed specifically for the purposes of the CEEF) which sits on the Utilities' balance sheets and is allocated to specific programs per the approved C&LM Plan. The less than $3M of delinquent loans over the past 3 years compares favorably to the approximately $151M average annual Eversource CEEF funding over the next 3 years.

The Utilities budget annually in advance for the anticipated SBEA loan losses, interest rate expenses, and administrative costs. Under the Master Purchase Agreement, annual CEEF budget requirements will be estimated by the Utilities and reviewed together with the Member. The three principal SBEA-related costs for the CEEF budget and their application in the proposed recapitalized SBEA program are described below.

- Interest rate expense: Budget for the discount to Qualifying Loan value determined prior to each loan portfolio sale to Amalgamated and the Member through the Loan Purchase Facility. This is the interest rate buy-down that enables the customer-facing loans to be interest free,

- Loan losses: Loan losses will initially be absorbed by the Member's subordinated interest. Once a loan has been declared written off by the utilities, the full outstanding repayment requirement will be drawn from the CEEF budget account held by Eversource and transmitted to the Member to reimburse its loss.

- Administrative costs: Administrative expenses incurred by Amalgamated and the Member as outlined in the appended term sheet.

In the event that the overall annual CEEF budget allocated to the SBEA program is not sufficient to meet obligations to the Member in any given year, any deficit would be included in and reimbursed to the Member as part of the subsequent years' CEEF budget allocation process.

Competition

The SBEA loans that are backing the Green Liberty Notes have already been executed and are currently in repayment. There is no competition risk in this transaction.

Regulatory Approvals

The only permits required for the SBEA energy efficiency projects are building permits. These were obtained by the contractors who performed the installations and upgrades.

Corporate Structure

CGB Green Liberty Notes, LLC is a wholly owned subsidiary of the Member which is a wholly owned subsidiary of the Parent. Below is a diagram showing the relevant entities and the roles they play in this transaction.

The Company will leverage its relationships with the Member and the Parent as key intermediaries in its relationship with Eversource. The Parent has provided a loan to the Company, which the Company has used to contractually purchase a 100% participation interest in the future SBEA revenues from the first 14 tranches (this did not include the outstanding delinquencies to be paid by CEEF at the time) from the Member. The Company will continue to draw on the loan from the Parent to purchase a 100% participation interest in additional SBEA loan tranches purchased by the Member. As payments come in, the Member will receive and transfer those SBEA revenues to the Company which will use them to repay the principal and interest of the Green Liberty Notes and the loan from the Parent.

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Green Liberty Notes 2023
Transaction Diagram
CONNECTICUT
GREEN BANK
CT Small Businesses
$
SBEA Loans
Eversource
Loan to purchase SBEA Loan Revenue
SBEA Loans
CT Green Bank
CGB Green Liberty Notes LLC
Loan Repayments
Green Liberty Notes
$
Notes
Retail Investors
CEFIA Holdings
$
SBEA Loan Revenues

Figure 2: Diagram of the core business transaction that enables the issuance of the Green Liberty Notes, illustrating how investments in this offering will allow investors the opportunity to take part in the successful recapitalization of the SBEA Program, and how investors in this offering ("Retail Investors") are anticipated to be repaid.

Appendix 7 – Operating Agreement

OPERATING AGREEMENT

OF

CGB GREEN LIBERTY NOTES LLC

Dated as of December 10, 2021

OPERATING AGREEMENT

OF

CGB GREEN LIBERTY NOTES LLC
(a Connecticut Limited Liability Company)

The undersigned sole member (the "Member") of CGB GREEN LIBERTY NOTES LLC, a Connecticut limited liability company (the "Company"), hereby executes this Operating Agreement (this "Agreement"), as of December 10, 2021 (the "Effective Date"), as the written operating agreement within the meaning and/or purposes of the Connecticut Uniform Limited Liability Company Act, Connecticut General Statutes § 34-243 *et seq.*, as amended or replaced from time to time (the "Act").

EXPLANATORY STATEMENT

WHEREAS, the Member desires to set forth the terms and conditions under which the management, business and financial affairs of the Company will be conducted.

NOW, THEREFORE, for good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereto, intending legally to be bound, agree as follows:

1. **Formation**. The Company was formed as a Connecticut limited liability company under the Act by the filing of an executed Certificate of Organization with the Connecticut Secretary of State of the State (the "SOTS") on October 15, 2021. The rights and liabilities of the Member shall be as provided for in the Act if not otherwise expressly provided for in this Agreement.

2. **Name.** The name of the Company is CGB Green Liberty Notes LLC, or such other name as the Member may from time to time designate. The business of the Company may be conducted under that name or, upon compliance with applicable laws, any other name that the Member may deem appropriate or advisable.

3. **Principal Office**. The principal business office of the Company shall be located at 75 Charter Oak Avenue, Suite 1-103, Hartford, Connecticut 06106 or at such other location as may hereafter be determined by the Member.

4. **Registered Agent**. The Company's initial registered agent for service of process in the State of Connecticut is CEFIA Holdings LLC, with a business address of 75 Charter Oak Avenue, Suite 1-103, Hartford, Connecticut 06106. The Company may change its registered agent at any time if it is deemed advisable by the Member. If the Company changes its registered agent, the Company shall file the appropriate Change of Agent form with the SOTS to appoint the new registered agent.

5. **Purpose and Powers**. The purposes to be promoted or carried out by the Company shall be to (a) raise capital by selling beneficial interests in a certain amount of its debt (the "Property") to eligible investors in reliance on the exemption under Section 4(a)(6) of the Securities Act of 1933, (b) manage, finance, refinance, dispose of and otherwise deal with the Company's Property, and subject to the provisions of this Agreement, to engage in any related activities, and (c) to engage in any lawful act or activity the Member may determine and to exercise any powers permitted to limited liability companies organized under the laws of the State of Connecticut that are related or incidental to and necessary, convenient or advisable for accomplishment of the above-mentioned purposes. The Company shall have the power to do any and all acts necessary or convenient to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise, possessed by limited liability companies under the laws of the State of Connecticut.

6. **Member**. Schedule A attached hereto contains the name, address and percentage interest of the sole Member of the Company as of the date of this Agreement. Schedule A shall be revised by the Member to reflect the admission or withdrawal of a member or the transfer or assignment of membership interests in accordance with the terms of this Agreement and other modifications to or changes in the information set forth therein as soon thereafter as practicable.

7. **Management of the Company**.

(a) *Member-Managed*. The Company shall be managed by the Member. The Member shall have all powers and rights necessary, appropriate or advisable to effectuate and carry out the purposes and business of the Company and, in general, all powers permitted to be exercised by a manager of a limited liability company under the Act including the authority to bind the Company. The Member shall have the right, at any time, to appoint one or more managers, or to remove, with or without cause, any manager, to manage the business and operations of the Company. Any manager appointed by the Member shall have all rights, powers and responsibilities for the management and operation of the Company.

(b) *Appointment of Officers and Consultants*. The Member shall have the authority to appoint officers for the Company and/or to contract with consultants to act on behalf of the Company, and may delegate to such officers or consultants such duties as the Member deems appropriate to conduct the business of the Company, including, but not limited to, the execution and delivery of agreements and documents, governmental filings, applications or forms, vendor service contracts, leases, licenses, permit applications and other documents required in the ordinary course of business. The Member shall have the right to replace any appointed officer or consultant with another person or entity at any time.

(c) *Reliance by Third Parties*. Persons dealing with the Company are entitled to rely conclusively upon the power and authority of the Member.

8. **Allocations and Distributions**. All items of income, gain, loss, deduction and credit of the Company shall be allocated to the Member. All cash flow, to the extent available for distribution, shall be distributed to the Member.

9. **Transfer of Membership Interests**.

(a)   The Member shall have the power to substitute a transferee in its place as a substitute Member at any time.

(b)   The admission of any individual, corporation, partnership, association, limited liability company, trust estate or other entity as a transferee or substitute Member shall be conditioned upon his, her or its written acceptance and adoption of all of the terms and provisions of this Agreement or any successor thereto.

10. **Additional Capital Contributions**.   Notwithstanding anything that may be construed to the contrary in this Agreement, the Member shall not be required to make any additional capital contributions to the Company unless the Member approves such additional capital contributions. The Member shall not have any duty or obligation to any creditor of the Company to make any contribution to the Company or to issue any call for capital pursuant to this Agreement.

11. **Books and Records.**   The Company shall keep or cause to be kept complete and accurate books of account and records with respect to the Company's business. The Member and its duly authorized representatives shall have the right to examine the Company books, records and documents during normal business hours. The Company's books of account shall be kept using the method of accounting determined by the Member.

12. **Exculpation and Indemnification.**

(a)   *Exculpation*. Neither the Member nor any manager, any officer, employee or agent of the Company, nor any employee, representative, agent, officer, director, manager or affiliate of the Member (collectively, the "Covered Persons") shall, to the fullest extent permitted by law, be liable to the Company or any other Person that is a party to or is otherwise bound by this Agreement, for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's gross negligence or willful misconduct.

(b)   *Indemnification*.   Except as required by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company and no Member of the Company shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member of the Company. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Agreement or the Act shall not be grounds for imposing personal liability on the Member for liabilities of the Company. To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that no Covered Person shall be

4

entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's gross negligence or willful misconduct with respect to such acts or omissions. Such indemnification shall include the reasonable expenses (including attorneys' fees) incurred by a Member, manager, employee or agent in connection with the defense of any action to which he, she or it may be made a party by reason of his, her or its interest in, or activities on behalf of, the Company. Any indemnity under this Section 12 by the Company shall be provided out of and to the extent of Company assets only, and the Member shall not have personal liability on account thereof.

(c) ***Advancement of Expenses.*** To the fullest extent permitted by applicable law, expenses (including legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in this Section 12.

(d) ***Reliance on Records and Information***. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any person or entity as to matters the Covered Person reasonably believes are within such other person's or entity's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, or any other facts pertinent to the existence and amount of assets from which distributions to the Member might properly be paid. To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this Agreement shall not be liable to the Company or to any other Covered Person for its good faith reliance on the provisions of this Agreement or any approval or authorization granted by the Company or any other Covered Person. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Member to replace such other duties and liabilities of such Covered Person.

(e) ***Survival***. The foregoing provisions of this Section 12 shall survive any termination of this Agreement.

13. **Tax Status**. It is intended that the Company shall be treated as a disregarded entity for federal, state, and local income tax purposes.

14. **Benefits of Agreement; No Third Party Rights**. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditor of the Company or by any creditor of the Member, and nothing in this Agreement shall be deemed to create any right in any person (other than Covered Persons) not a party hereto, and this Agreement shall not be construed in any respect to be a contract in whole or in part for the benefit of any third person, except as provided in Section 17.

15.   Severability of Provisions. Each provision of this Agreement shall be considered severable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Agreement which are valid, enforceable and legal.

16.   Entire Agreement. This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof.

17.   Binding Agreement. The Member agrees that this Agreement, constitutes a legal, valid and binding agreement of the Member, and is enforceable against the Member, in accordance with its terms.

18.   Governing Law. This Agreement shall be governed by and construed under the laws of the State of Connecticut (without regard to conflict of laws principles), all rights and remedies being governed by said laws.

19.   Amendments. This Agreement may be modified, altered, supplemented or amended pursuant to a written agreement executed and delivered by the Member.

20.   Effectiveness. This Agreement shall be effective as of the Effective Date.

[*signature page follows*]

10485502v1

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of the Effective Date.


MEMBER:

CEFIA HOLDINGS LLC



By: _____
Text

Its President and CEO

Text

Bryan T. Garcia


Text

SCHEDULE A

OPERATING AGREEMENT OF CGB GREEN LIBERTY NOTES LLC

NAME AND ADDRESS OF THE SOLE MEMBER

Name and Address	Percentage Interest
CEFIA Holdings LLC 75 Charter Oak Avenue Suite 1-103 Hartford, CT 06106	100%